BEST AVAILABLE COPY

BCE
Emergis

04036389

RECEIVED AUG 30 2004 155

August 18, 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

SUPPL

John Sypnowich
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "BCE completes sale of subscription receipts entitling holders to acquire common shares of BCE Emergis" dated May 26, 2004;
- News Release entitled "BCE Emergis announces changes to its Board of Directors and election of Jean C. Monty as Chairman" dated June 4, 2004;
- News Release entitled "BCE Emergis appoints Calin Rovinescu to its Board of Directors" dated June 15, 2004;
- News Release entitled "BCE Emergis confirms $1.45 per share special cash distribution and adopts shareholder rights plan" dated June 16, 2004 along with a copy of the Shareholder Rights Plan Agreement;
- News Release entitled "Canada Post's *epost* acquires BCE Emergis' webdoxs service" dated July 8, 2004;
- News Release entitled "BCE Emergis reports second quarter financial results" together with the interim financial statements and interim MD&A dated July 28, 2004; and
- Form 52-109FT2 – Certification of Interim Filings during Transition Period ("Bare certificate") for BCE Emergis Inc. duly signed by the CEO and CFO, pursuant to the Canadian Multilateral Instrument 52-109 – *Certification of Disclosure in Issuer's Annual and Interim Filings*.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

BCE Emergis Inc.
1155 René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel.: 514-868-2341
Telec.: 514-868-2340

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

JS/sa
Enclosures

BCE Emergis

Bell Canada Enterprises

News Release

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES.

BCE completes sale of subscription receipts entitling holders to acquire common shares of BCE Emergis

Montréal, May 26, 2004 — BCE Inc. (NYSE/TSX: BCE) and BCE Emergis Inc. (TSX: IFM) announced today that BCE Inc. ("BCE") has completed the previously announced sale of its approximate 64% interest in BCE Emergis Inc. ("Emergis"). The sale was effected through a public offering of approximately 65.9 million subscription receipts at a price of $5.40 per subscription receipt by an underwriting syndicate led by National Bank Financial Inc. Each subscription receipt will automatically be exchanged for one common share of Emergis owned, directly or indirectly, by BCE, upon the unconditional declaration of a special cash distribution by Emergis of $1.45 per common share on or before June 16, 2004. Emergis will not receive any proceeds from this offering.

The subscription receipts began trading on the Toronto Stock Exchange effective today, May 26, 2004 under the symbol IFM.R.

At a special meeting to be held in Montréal on June 16, 2004, Emergis will ask its shareholders to approve a special resolution reducing its stated capital to allow for the declaration of the special cash distribution. A favourable vote of at least 66 2/3% of the votes cast at the meeting or by proxy is required to pass the special resolution. BCE has irrevocably committed to vote its 64% interest in favour of the resolution. BCE will not, however, receive any amount from the special cash distribution.

If the special resolution is approved and the special cash distribution is unconditionally declared on June 16, it is expected that Emergis' common shares will trade ex-distribution commencing June 23, 2004 and that the special cash distribution will be paid on June 30, 2004 to shareholders of record (including holders acquiring shares on exchange of subscription receipts) on June 25, 2004.

Upon closing, the gross proceeds of the offering (approximately $355.9 million), and the Emergis common shares held by BCE, were deposited into escrow. If the special resolution is approved and the special cash distribution is unconditionally declared on June 16, the subscription receipts will be automatically exchanged for common shares of Emergis on that day. If not, the escrowed subscription proceeds will be returned to holders of subscription receipts with any accrued interest.

The subscription receipts have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these

securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

About BCE

Bell Canada Enterprises is Canada's largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company's services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada's premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing, as well as related security services.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The forward-looking statements contained in this press release represent our expectations as of May 26, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise. For more details, refer to BCE's and Emergis short form prospectus dated May 19, 2004.

\- 30 -

For further information:

BCE Inc.
Nick Kaminaris, Communications, (514) 786-3908
George Walker, Investor Relations, (514) 870-2488

BCE Emergis Inc.
Mark Boutet, Corporate Communications, (514) 868-23358
John Gutpell, Investor Relations, (514) 868-2232

BCE Emergis

News Release

BCE Emergis announces changes to its Board of Directors and election of Jean C. Monty as Chairman

Montréal, June 4, 2004 —— BCE Emergis Inc. (TSX: IFM, IFM.R) today announced that its Board of Directors has appointed Peter C. Maurice, Jean C. Monty and Ron Zambonini as directors, effective June 15, 2004. Mr. Monty has been elected Chairman of the Board to replace Michael Sabia, President and Chief Executive Officer of BCE Inc., who will resign at that date as Chairman and Director of the Company given the sale by BCE of its interest in BCE Emergis. BCE was not involved in the selection of the new directors and Chairman.

"I look forward to working with the other directors of BCE Emergis and its management in the interest of the Company's shareholders, employees and customers. eCommerce provides many opportunities for companies and government agencies to reassess how business and relationships are handled. BCE Emergis is well positioned with a unique expertise and strong financial position to build upon, and I appreciate the opportunity to be more closely involved with such a changing and challenging environment," said Jean Monty.

Jean Monty also announced that he has purchased two million subscription receipts exchangeable for common shares of BCE Emergis.

"We are pleased to have recruited such high caliber directors with extensive business and eCommerce experience to our Board of Directors," said Pierre Ducros, Chairman of the Human Resources and Corporate Governance Committee (HRCGC) of BCE Emergis. "It is certainly an acknowledgement of BCE Emergis' leadership position in Canada and a promising future."

The new directors and Chairman were recommended to the Board of Directors by the HRCGC which is comprised of independent Directors. Given the sale by BCE of its interest in BCE Emergis, the three officers and directors of BCE Inc. who are directors of BCE Emergis did not participate in the selection of the new directors and Chairman of BCE Emergis. In addition to Michael Sabia, John H. McArthur, Dean Emeritus, Harvard University Graduate School of Business Administration and Director of BCE Inc., and William D. Anderson, President of BCE Ventures Inc. will also resign from the Board on June 15 and 16 2004, respectively.

The other directors of BCE Emergis are Pierre Ducros, former Chairman of the Board and Chief Executive Officer of DMR Group Inc., Tony Gaffney, President and Chief Executive Officer of BCE Emergis Inc., Robert Kearney, corporate director and former President of Bell Canada, J. Spencer Lanthier, corporate director and former Chairman and Chief Executive Officer of KPMG.

New Directors

Jean C. Monty is a corporate director and is a member of the Board of Directors of Bombardier Inc., Centria Inc., Fiera Capital Inc. and Contramax Inc. He retired as Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.) in April 2002, following a 28-year career. Prior to joining BCE Inc., he was Vice-Chairman and Chief Executive Officer of Nortel Networks Corporation. He joined Nortel in October 1992 as President and Chief Operating Officer, becoming President and Chief Executive Officer in March 1993. He began his career at Bell Canada in 1974 and has held numerous positions in the BCE group. In recognition of his achievements, he was named Canada's Outstanding CEO of the Year for 1997.

Peter C. Maurice is a corporate director and is a current member of the Board of Directors of Dofasco Inc. where he is Chairman of the Audit Committee. He has been a Board Member of several prominent Canadian companies including Consumers Gas and Oshawa Group Ltd. He was a management consultant before joining the Canada Trust Company in 1972. He held increasingly senior positions at Canada Trust, culminating in his appointment as President and CEO in 1990. Mr. Maurice retired as Vice-Chairman of CT Financial Services in 1998.

Ron Zambonini will retire as Chief Executive Officer of Cognos Incorporated on June 23, 2004 to become Chairman of the Board of Directors of Cognos on the same date. He joined Cognos in 1989 as Vice President of Research and Development (R&D) and was promoted to Senior Vice President of R&D within a year. In January 1993, he accepted the position of President and Chief Operating Officer and became the company's most senior executive when promoted to President and CEO in September 1995.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM, IFM.R) are included in the S&P/TSX Composite Index.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JUNE 4, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Ann-Marie Gagné, Corporate Communications (514) 868-2361
John Gutpell, Investor Relations (514) 868-2232

BCE Emergis

News Release

BCE Emergis appoints Calin Rovinescu to its Board of Directors

Montréal, June 15, 2004 — BCE Emergis Inc. (TSX: IFM, IFM.R) today announced that its Board of Directors has appointed Calin Rovinescu, formerly with Air Canada, as director of the Company. The appointment is effective June 16, 2004.

"I am pleased to welcome such a high caliber director to our Board," said Jean C. Monty, recently appointed director and elected Chairman of the Board of BCE Emergis. "Calin's extensive experience and leadership will contribute to the already impressive effort the Company has made to improve its operational effectiveness and the realization of its growth potential."

From April 2000 to April 2004, Mr. Rovinescu served as Executive Vice-President of Air Canada and, at various periods of time, as Chairman of Aeroplan, Air Canada Jazz and Zip Air. He had oversight for Air Canada's corporate development, strategy and alliances, as well as many other corporate functions such as IT and eCommerce. He was also the architect of Air Canada's corporatization business model and subsidiary carve-out strategy designed to highlight the hidden value in units such as Aeroplan and Air Canada Technical Services. In addition, he served as Air Canada' Chief Restructuring Officer from April 2003 to April 2004, during which time he oversaw the Company's overall restructuring plan, recapitalization and stakeholder discussions.

Prior to joining Air Canada, Mr. Rovinescu was Managing Partner of Stikeman Elliott, in Montréal, a major Canadian law firm, where he advised enterprises in Canada, the U.S. and Europe on merger and acquisition transactions, privatizations and restructurings in various industries, including eCommerce, media and telecommunications, and technology.

With this new addition, BCE Emergis' Board of Directors will be comprised of Messrs. Jean Monty, serving as Chairman of the Board; Pierre Ducros, former Chairman of the Board and Chief Executive Officer of DMR Group Inc.; Tony Gaffney, President and Chief Executive Officer of BCE Emergis Inc.; Robert Kearney, corporate director and former President of Bell Canada; J. Spencer Lanthier, corporate director and former Chairman and Chief Executive Officer of KPMG; Peter Maurice, corporate director and former President and Chief Executive Officer of Canada Trust; Calin Rovinescu, former Executive Vice-President of Air Canada; and Ron Zambonini, retiring Chief Executive Officer and future Chairman of the Board of Cognos Incorporated.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing.

BCE Emergis

News Release

BCE Emergis confirms $1.45 per share special cash distribution and adopts shareholder rights plan

Montréal, June 16, 2004 — BCE Emergis Inc. (TSX: IFM, IFM.R) today announced that its Board of Directors has unconditionally confirmed a special cash distribution of $1.45 per common share, to be paid on June 30, 2004 to shareholders of record on June 25, 2004. The Board also adopted a shareholder rights plan in order to provide adequate time to properly assess and respond to any unsolicited takeover bid for the Company. The plan will take effect after close of business on June 16, 2004.

As a result of the declaration of the special cash distribution, subscription receipts, representing the interest of BCE Inc. in BCE Emergis and sold through a public offering as announced on May 6, 2004, will automatically, after close of business on June 16, be exchanged for common shares of BCE Emergis on a one-for-one basis. Trading in the subscription receipts will be halted by the Toronto Stock Exchange all day June 17, 2004 and it is expected that the subscription receipts will be de-listed from the Toronto Stock Exchange (TSX: IFM.R) at the close of trading on that day.

"These decisions by our Board are important milestones in BCE Emergis' becoming an independent company," said Tony Gaffney, President and Chief Executive Officer of BCE Emergis. "Furthermore, as a widely held company we believe a shareholder rights plan is the appropriate tool to ensure all shareholders are treated fairly and shareholder value is maximized in the event of a takeover bid."

At a special meeting held today, BCE Emergis shareholders approved a first reduction in stated capital of $150 million to allow for the declaration of the one-time special cash distribution of $1.45 per common share. BCE Emergis' common shares will trade ex-distribution commencing June 23, 2004 and the special cash distribution will be paid on June 30, 2004 to shareholders of record on June 25, 2004, including holders of shares acquired on exchange of BCE Inc. subscription receipts. Of the votes cast at the meeting, 99.9% were cast in favor of this first reduction in capital.

Also, during the special meeting, shareholders approved a second resolution authorizing a further reduction in the stated capital of the Company, giving its Board of Directors flexibility in managing its capital structure going forward. No cash distribution is being made in connection with the second reduction of stated capital.

Shareholder rights plan

BCE Emergis' rights plan is designed to provide the Board of Directors and shareholders adequate time to assess any unsolicited takeover bid, and where appropriate, give the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. It also encourages fair

treatment of all shareholders by providing them with an equal opportunity to participate in a takeover bid.

The rights plan was not adopted in response to any specific proposal to acquire control of the Company, nor is BCE Emergis aware of any such intention. The rights plan will take effect after the close of business on June 16. The rights plan has conditionally been approved by the Toronto Stock Exchange and is subject to ratification by BCE Emergis' shareholders no later than December 16, 2004. The rights plan will be in effect for three years, with one renewal option, subject to shareholder approval.

The rights issued under the rights plan will become exercisable only when a person or entity, including any related party, acquires or announces an intention to acquire common shares for a total ownership of 20% or more of BCE Emergis outstanding common shares, without complying with the "permitted bid" provisions of the rights plan or without approval of BCE Emergis' Board of Directors. Should such an acquisition occur, rights holders, other than the acquiring person or entity and any related party, would be entitled to purchase common shares of BCE Emergis at a 50% discount at the time the rights become exercisable. A permitted bid is one made to all shareholders, which remains open for a minimum of 60 days, and is accepted by the holders of not fewer than 50% of the shares held by shareholders other than the person or entity pursuing the acquisition together with its related parties.

BCE Emergis' rights plan is similar to shareholder rights plans recently adopted by several other Canadian companies.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM, IFM.R) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, the change in control following the exchange of BCE Inc.'s subscription receipts for common shares, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JUNE 16, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:
Ann-Marie Gagné, Corporate Communications (514) 868-2361
John Gutpell, Investor Relations (514) 868-2232

BCE Emergis

John Sypnowich
Assistant Corporate Secretary

June 21, 2004

VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Administrator under The Securities Act
Nova Scotia Securities Commission
Prince Edward Island Registrar of Securities
Newfoundland Securities Commission
Registrar of Securities, North West Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon

Subject: BCE Emergis Inc.
Shareholder Rights Plan

Please find attached the Shareholder Rights Plan entered into between BCE Emergis Inc. and CIBC Mellon Trust Company dated June 16, 2004 to be filed with SEDAR in accordance with Part 12.1 of NI 51-102.

Should you have any questions, please contact the undersigned by telephone at (514) 868-2341.

Yours truly,

(signed) John Sypnowich
Assistant Corporate Secretary

JS/kg

Att.

SHAREHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

BCE EMERGIS INC.

- and -

CIBC MELLON TRUST COMPANY,

as Rights Agent

DATED AS OF JUNE 16, 2004

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION 2
1.1 Certain Definitions 2
1.2 Currency 12
1.3 Number and Gender 13
1.4 Sections and Headings 13
1.5 Statutory References 13
1.6 Determination of Percentage Ownership 13
1.7 Acting Jointly or in Concert 13
1.8 Generally Accepted Accounting Principles 14

ARTICLE 2 THE RIGHTS 14
2.1 Legend on Common Share Certificates 14
2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights 15
2.3 Adjustments to Exercise Price; Number of Rights 18
2.4 Date on Which Exercise is Effective 23
2.5 Execution, Authentication, Delivery and Dating of Rights Certificates 24
2.6 Registration, Transfer and Exchange 24
2.7 Mutilated, Lost, Stolen and Destroyed Rights Certificates 25
2.8 Persons Deemed Owners 25
2.9 Delivery and Cancellation of Certificates 25
2.10 Agreement of Rights Holders 26

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS 27
3.1 Flip-in Event 27
3.2 Fiduciary Duties of the Board of Directors of the Corporation 28

ARTICLE 4 THE RIGHTS AGENT 29
4.1 General 29
4.2 Merger, Amalgamation, Consolidation or Change of Name of Rights Agent 29
4.3 Duties of Rights Agent 30
4.4 Change of Rights Agent 32

ARTICLE 5 MISCELLANEOUS 32
5.1 Redemption, Waiver and Termination 32
5.2 Expiration 35
5.3 Issuance of New Rights Certificates 35
5.4 Supplements and Amendments 35
5.5 Fractional Rights and Fractional Shares 37
5.6 Rights of Action 37
5.7 Holder of Rights Not Deemed a Shareholder 38
5.8 Notice of Proposed Actions 38
5.9 Notices 38
5.10 Costs of Enforcement 39
5.11 Regulatory Approvals 39
5.12 Declaration as to Non-Canadian and Non-U.S. Holders 39
5.13 Successors 40
5.14 Benefits of this Agreement 40

5.15 Shareholder Review 40
5.16 Determination and Actions by the Board of Directors 40
5.17 Governing Law 40
5.18 Language 40
5.19 Counterparts 41
5.20 Severability 41
5.21 Effective Date 41
5.22 Time of the Essence 41

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT dated as of June 16, 2004.

BETWEEN: **BCE EMERGIS INC.**, 1155 René-Lévesque Boulevard West, Suite 2200, Montréal, Qc H3B 4T3

(the "**Corporation**")

AND: **CIBC MELLON TRUST COMPANY**, 2001 University Street, Montréal, Qc H3A 2A6

(the "**Rights Agent**")

WHEREAS:

A. The Board of Directors has determined that it is advisable to adopt a shareholder rights plan (the "**Rights Plan**") to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer or other acquisition of control of the Corporation.

B. In order to implement the Rights Plan, the Board of Directors has:

(a) authorized the issuance on the Effective Date of one right (a "**Right**") in respect of each Common Share outstanding at the Record Time;

(b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(c) authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein.

C. Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein.

D. The Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and the other matters referred to herein.

NOW THEREFORE in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For the purposes of this agreement (the "**Agreement**"), including the recitals hereto, the following terms have the meanings indicated:

a) "**Acquiring Person**" shall mean any Person who is at any time after the date hereof the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation; provided, however, that the term "**Acquiring Person**" shall not include:

(i) the Corporation or any corporation controlled by the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A) a Voting Share Reduction;

(B) a Permitted Bid Acquisition;

(C) an Exempt Acquisition; or

(D) a Pro Rata Acquisition;

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of an additional one percent of the Voting Shares then outstanding (otherwise than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition or any combination thereof), then, as of the date that such Person becomes a Beneficial Owner of such additional Voting Shares, such Person shall become an "**Acquiring Person**"; or

(iii) an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities.

b) "**Affiliate**" shall mean, when used to indicate a relationship with a specified body corporate, a Person that directly or indirectly through one or more intermediaries controls, or is a body corporate controlled by, or under common control with, such specified body corporate.

c) "**Associate**" shall mean, when used to indicate a relationship with a specified Person, (i) a spouse of that Person, (ii) any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, (iii) any relative of that Person if that relative has the same residence as that Person or (iv) any relative of such spouse or other

Person referred to in the immediately preceding Clauses (i), (ii) or (iii) above, if that relative has the same residence as the specified Person.

d) A Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(i) any securities of which such Person or any of such Person's Affiliates or Associates is owner at law or in equity;

(ii) any securities which the Person or any of such Person's Affiliates or Associates has the right to acquire within 60 days (where such right is exercisable within a period of 60 days whether or not upon the occurrence of a contingency or the making of a payment) pursuant to any Convertible Security, agreement, arrangement, pledge or understanding, whether or not in writing (other than (A) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities or (B) pledges of securities in the ordinary course of the pledgee's business); and

(iii) any securities that are Beneficially Owned within the meaning of Clause (i) or (ii) of this Subsection 1.1(d) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "**Beneficial Owner**" of, or to have "**Beneficial Ownership**" of, or to "**Beneficially Own**", any security;

(iv) because such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person until such deposited or tendered security is taken up or paid for, whichever shall first occur;

(v) because such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement until such deposited or tendered security is taken up or paid for, whichever shall first occur;

(vi) because such Person or any of the Affiliates or Associates of such Person or any other Person referred to in clause 1.1d)(iii) above holds such security provided that: (A) the ordinary business of any such Person (the "**Fund Manager**") includes the management of pension or mutual or investment funds for others and such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager's duties for the account of any other Person (a "**Client**"), including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable laws; (B) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "**Estate Account**") or in relation to other accounts (each an "**Other Account**") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts; (C) such Person (the "**Plan**

Administrator") is the administrator or the trustee of one or more pension funds or plans (a "**Plan**") registered under the laws of Canada or any province thereof or the laws of the United States of America or any state thereof and such security is held by the Plan Administrator or the Plan in the ordinary course of such Plan Administrator's or Plan's activities; (D) such Person (the "**Statutory Body**") is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans or insurance plans of various public bodies and such security is held by the Statutory Body in the ordinary course of the management of such investment funds; (E) such Person (the "**Crown Agent**") is acting as an agent of the Crown for purposes that include, and the ordinary business or activity of such Person includes, the management of public assets and such security is held by the Crown Agent in the ordinary course of the management of such public assets; or (F) such Person is a Plan and such security is held by the Plan in the ordinary course of such Plan's activities; provided, however, that in any of the foregoing cases the Fund Manager, the Trust Company, the Plan Administrator, the Statutory Body, the Crown Agent or the Plan, as the case may be, is not then making or has not then announced a current intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities (x) pursuant to a distribution by the Corporation or (y) by means of a Permitted Bid or (z) by means of market transactions made in the ordinary course of business of such Person (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter-market;

(vii) because such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(viii) because such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager, or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or because such Person is a Plan and such security is owned at law or in equity by the Plan Administrator; or

(ix) because such Person is the registered holder of securities as a result of carrying on the business of, or acting as, a nominee of a securities depositary.

For purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is, or is deemed to be, the Beneficial Owner, any unissued Voting Shares as to which such Person is deemed the Beneficial Owner pursuant to this Subsection 1.1(d) shall be deemed outstanding.

e) "**Board of Directors**" shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof.

f) "**Business Day**" shall mean any day, other than a Saturday or Sunday or a day on which banking institutions in Montréal, Quebec are authorized or obligated by law to close.

g) "**Canada Business Corporations Act**" shall mean the *Canada Business Corporations Act* (Canada), R.S.C. 1985, c. C-44, as amended and the regulations thereunder, as from time to time in effect.

h) "**Canadian Dollar Equivalent**" of any amount which is expressed in United States dollars shall mean on any date the Canadian dollar equivalent of such amount determined by reference to the U.S. - Canadian Exchange Rate in effect on such date.

i) "**Close of Business**" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal office of the transfer agent for the Common Shares in Montréal, Quebec (or after the Separation Time, the principal office of the Rights Agent in Montréal, Quebec) is closed to the public.

j) "**Closing Price**" per security of any securities on any date of determination shall mean:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities on such date as reported by the stock exchange or national securities quotation system on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange or national securities quotation system, such price or prices shall be determined based on the stock exchange or quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year or, if a calendar year has not been completed prior to the date of determination, during such shorter period as the Board of Directors acting in good faith determines to be appropriate); or

(ii) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system on such date, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market;

provided, however, that (A) if for any reason none of such prices is available on such date, the "**Closing Price**" per security of such securities on such date shall mean the fair value per security of the securities on such date as determined at the request of the Board of Directors by a nationally or internationally recognized investment dealer or investment banker; and (B) if the Closing Price so determined is expressed in United States dollars, such amount shall be converted to the Canadian Dollar Equivalent.

k) "**Common Shares**" means the common shares in the share capital of the Corporation as constituted at the Record Time, as such common shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

l) "**Competing Permitted Bid**" means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirement in subclause (ii)(A)(x) thereof; and

(iii) contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the Close of Business on a date that is earlier than the later of (A) 35 days (or such longer minimum period of days that a Take-over Bid must remain open for acceptance under the Securities Act) after the date of the Take-over Bid; and (B) the 60th day after the earliest date on which any other Permitted Bid that is then in existence was made.

m) "**controlled**": a body corporate is "**controlled**" by another Person or two or more Persons acting jointly or in concert if and only if:

(i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;

and "**controls**", "**controlling**" "**under common control with**" shall be interpreted accordingly.

n) "**Convertible Security**" means, with respect to any security, a security convertible into or exercisable or exchangeable for the first-mentioned security including, without limitation, share purchase rights, exchange rights, options and warrants.

o) "**Co-Rights Agents**" shall have the meaning ascribed thereto in Subsection 4.1(a).

p) "**Disposition Date**" shall have the meaning ascribed thereto in Subsection 5.1(b).

q) "**Effective Date**" shall mean 5:01 p.m. on June 16, 2004 or any other later date determined by a duly authorized officer or director of the Corporation.

r) "**Election to Exercise**" shall have the meaning ascribed thereto in Subsection 2.2(d).

s) "**Exempt Acquisition**" means a share acquisition (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to Subsection 5.1(b), 5.1(d)

or 5.1(e) or (ii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

t) "**Exercise Price**" shall mean, as of any date from and after the Separation Time, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, subject to adjustment in accordance with the terms hereof, shall be an aggregate dollar amount equal to the Market Price per Common Share (determined as at the Separation Time) multiplied by ten (10).

u) "**Expiration Time**" shall mean the earlier of (i) the Termination Time; and (ii) the Close of Business on the date on which the first annual meeting of shareholders of the Corporation following the third anniversary of the date of this Agreement is held; provided, however, that if the resolution referred to in Section 5.15 is approved by the Independent Shareholders in accordance with Section 5.15 at or prior to such annual meeting, "**Expiration Time**" shall mean the earlier of (A) the Termination Time; and (B) the Close of Business on the sixth anniversary of the date of this Agreement.

v) "**Fiduciary**" shall mean, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.

w) "**Flip-in Event**" shall mean a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

x) "**holder**" shall have the meaning ascribed thereto in Section 2.8.

y) "**Independent Shareholders**" shall mean holders of outstanding Voting Shares, other than Voting Shares Beneficially Owned by (i) any Acquiring Person or Offeror other than a Person who is deemed not to Beneficially Own such Voting Shares by reason of Clause 1.1(d)(vi) hereof; (ii) any Person acting jointly or in concert with such Acquiring Person or Offeror; (iii) any Associate or Affiliate of such Acquiring Person or Offeror; and (iv) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a corporation controlled by the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid.

z) "**Lock-up Agreement**" means an agreement between an Offeror or any Affiliate or Associate of an Offeror and one or more holders of Voting Shares (each such holder herein referred to as a "**Locked-up Person**") who are not Affiliates or Associates of the Offeror and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the Offeror, the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as hereinafter defined) or, if the Lock-up Bid has been made prior to the date of the Lock-up Agreement, not later than the Business Day following the

date the Lock-up Agreement was entered into, pursuant to which each Locked-up Person agrees to deposit or tender the Voting Shares held by such holder to a Take-over Bid (the "**Lock-up Bid**") made by the Offeror or any Affiliates or Associates of the Offeror or any other Person acting jointly or in concert with the Offeror provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Voting Shares from the Lock-up Agreement and the Lock-up Bid in order to deposit or tender the Voting Shares to another Take-over Bid or to support another transaction prior to the Voting Shares being taken up and paid for under the Lock-up Bid:

(A) at a price or value per Voting Share that exceeds the price or value per Voting Share offered under the Lock-up Bid; or

(B) for a number of Voting Shares that exceeds by as much or more than a specified number (the "**Specified Number**") the number of Voting Shares that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid; or

(C) at such price or value that exceeds by as much as or more than an amount specified in the Lock-up Agreement (the "**Specified Amount**") the offering price for each Voting Share contained in or proposed to be contained in the Lock-up Bid, provided that the Specified Amount is not greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid;

and for greater certainty, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(ii) no "break-up" fees, "topping" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2½% of the price or value of the aggregate consideration payable under the Lock-up Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid, or withdraws Voting Shares previously tendered thereto, in order to deposit or tender such Voting Shares to another Take-over Bid or support another transaction.

aa) "**Market Price**" per security of any securities on any date of determination shall mean the average of the daily Closing Prices per security of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date of determination; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any Closing Price used to determine the Market Price on any Trading Day not to be fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination, each such Closing Price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof (as determined by the Board of Directors acting in good faith) in order to make it fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination.

bb) "**Nominee**" shall have the meaning ascribed thereto in Subsection 2.2(c).

cc) "**Offer to Acquire**" shall include:

(i) an offer to purchase or a solicitation of an offer to sell Voting Shares, or a public announcement of an intention to make such an offer or solicitation; and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

dd) "**Offeror**" shall mean a Person who has announced a current intention to make, or who is making, a Take-over Bid.

ee) "**Offeror's Securities**" shall mean the Voting Shares Beneficially Owned on the date of a Take-over Bid by an Offeror.

ff) "**Permitted Bid**" means a Take-over Bid made by way of a take-over bid circular which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Voting Shares, other than the Offeror;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

(A) no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid (x) prior to the Close of Business on a date which is not less than 60 days following the date of the Take-over Bid and (y) unless, at the Close

of Business on that date, the Voting Shares deposited or tendered pursuant to the Take-over Bid and not withdrawn constitute more than 50% of the Voting Shares outstanding which are held by Independent Shareholders;

(B) unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take-up of or payment for Voting Shares;

(C) any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(D) in the event that the requirement set forth in subclause (A)(y) of this Clause 1.1(ee)(ii) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

For purposes of this Agreement, the term "**Permitted Bid**" shall include a Competing Permitted Bid.

gg) "**Permitted Bid Acquisition**" means an acquisition of Voting Shares made pursuant to a Permitted Bid.

hh) "**Person**" includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation, or other incorporated or unincorporated organization, syndicate or other entity.

ii) "**Pro Rata Acquisition**" means an acquisition by a Person of Voting Shares pursuant to (i) any dividend reinvestment plan, such purchase plan or other plan of the Corporation made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical as a result of applicable law); (ii) a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class or series; (iii) the acquisition or exercise of rights to purchase Voting Shares distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution or exercise is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or (iv) a distribution of Voting Shares or Convertible Securities in respect thereof offered pursuant to a prospectus or by way of a private placement by the Corporation or a conversion or exchange of any such Convertible Security, provided that, in the cases of (iii) and (iv) above, such Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

jj) "**Record Time**" means on the Close of Business on the Effective Date.

kk) "**Redemption Price**" shall have the meaning attributed thereto in Subsection 5.1(a).

ll) "**Regular Cash Dividend**" means cash dividends paid on the Common Shares in any fiscal year of the Corporation to the extent that such cash dividends do not exceed in the aggregate in any fiscal year the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

mm) "**Right**" shall mean a right to purchase a Common Share pursuant to the terms and subject to the conditions set forth herein.

nn) "**Rights Certificate**" shall mean the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit A.

oo) "**Rights Register**" and "**Rights Registrar**" shall have the respective meanings ascribed thereto in Subsection 2.6(a).

pp) "**Securities Act**" shall mean the *Securities Act*, R.S.Q., c. V-1.1, as amended and the regulations, rules and policy statements made thereunder, as from time to time in effect.

qq) "**Separation Time**" means the Close of Business on the eighth Trading Day after the earlier of:

(i) the Stock Acquisition Date; and

(ii) the date of the commencement of, or first public announcement or disclosure of the intent of any Person (other than the Corporation or any corporation controlled by the Corporation) to commence, a Take-over Bid (other than a Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid);

or such later Business Day as may be determined at any time or from time to time by the Board of Directors provided, however, that if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, such Take-over Bid shall be deemed, for purposes of this Subsection 1.1(pp), never to have been made, and, provided further, that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

rr) "**Special Distribution**" means the special cash distribution in the amount of $1.45 per Common Share which is expected to be made on or about June 30, 2004 and for which the Corporation fixed June 25, 2004 as the record date.

ss) "**Stock Acquisition Date**" shall mean the first date of public announcement or disclosure by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person (which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 147.11 of the Securities Act).

tt) "**Take-over Bid**" means an Offer to Acquire Voting Shares of any class, or Convertible Securities with respect thereto, where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into or for which the securities subject to the Offer to Acquire are convertible or exchangeable and the Offeror's Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

uu) "**Termination Time**" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 hereof.

vv) "**Trading Day**" when used with respect to any securities, means the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors acting in good faith) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day.

ww) "**U.S. - Canadian Exchange Rate**" on any date shall mean:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

xx) "**Voting Share Reduction**" means an acquisition or redemption by the Corporation or any corporation controlled by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

yy) "**Voting Shares**" means the Common Shares and any other securities the holders of which are entitled to vote generally on the election of directors of the Corporation.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Number and Gender

Wherever the context will require, terms (including defined terms) used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4 Sections and Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses and Subclauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms this "**Agreement**", "**hereunder**", "**hereof**" and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, Subsections, Clauses and Subclauses are to Articles, Sections, Subsections, Clauses and Subclauses of this Agreement.

1.5 Statutory References

Unless the context otherwise requires, any reference to a specific Section, Subsection, Clause or Rule of any statute or regulation shall be deemed to refer to the same as it may be amended, reenacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6 Determination of Percentage Ownership

The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

$$100 \times \frac{A}{B}$$

where:

A = the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares pursuant to Subsection 1.1(d), such Voting Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above.

1.7 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first Person, or with any other Person acting jointly or in

concert with the first Person, to acquire or to Offer to Acquire Voting Shares or Convertible Securities in respect thereof (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities or pursuant to a pledge of securities in the ordinary course of the pledgee's business).

1.8 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document contemplated hereby, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1 Legend on Common Share Certificates

a) Certificates representing the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the Close of Business on the earlier of the Separation Time and the Expiration Time shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> "Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, dated as of June 16, 2004 (the "**Rights Agreement**"), between the Corporation and CIBC Mellon Trust Company, as Rights Agent, as the same may be amended or supplemented from time to time in accordance with the terms thereof, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Jusqu'à l'heure de séparation (définie dans la convention visant les Droits mentionnée ci-dessous), le présent certificat atteste également que son porteur jouit de certains Droits stipulés dans une convention visant un régime de droits de souscription des actionnaires intervenue en date du 16 juin 2004 ("convention visant les Droits") entre la Société et Compagnie Trust CIBC Mellon, à titre d'agent des Droits, en sa version pouvant être modifiée ou complétée de temps à autre conformément aux modalités des présentes, convention dont les conditions sont intégrées dans les présentes par renvoi et dont une copie se trouve dans les dossiers tenus au siège social de la Société. Dans certaines circonstances stipulées dans la convention visant les Droits, ces Droits peuvent être modifiés ou rachetés ou peuvent expirer ou devenir nuls (si, dans certains cas, ils sont "détenus à titre de véritable propriétaire" par une "personne faisant une acquisition", selon la définition de ces termes dans la convention visant les Droits, qu'ils soient détenus actuellement par cette personne ou un porteur ultérieur ou pour le compte de ceux-ci). Les Droits peuvent aussi être attestés par des certificats distincts et peuvent ne plus être attestés par le présent certificat. La Société postera ou fera poster sans frais une copie de la convention visant les Droits au porteur du présent certificat dès que possible après la réception d'une demande écrite à cet effet."

b) Certificates representing Common Shares that have been issued prior to and remain outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

a) Subject to adjustment as herein set forth, including without limitation as set forth in Article 3, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its subsidiaries shall be void.

b) Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised; and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Common Shares registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Shares.

c) From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other

than in each case an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights (a "**Nominee**")) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such record to the Rights Agent for this purpose):

(i) a Rights Certificate in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order, or with any article, requirement or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii) a disclosure statement prepared by the Corporation describing the Rights;

provided that a Nominee shall be sent the materials provided for in (i) and (ii) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Montréal, Quebec, or any other office of the Rights Agent designated for that purpose from time to time by the Corporation:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate duly completed and executed in a manner acceptable to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being exercised.

e) Upon receipt of a Rights Certificate, which is accompanied by an appropriately completed and duly executed Election to Exercise (which does not indicate that such Right is null and void as provided by Subsection 3.1(b)) and payment as set forth in Subsection 2.2(d), the Rights Agent (unless otherwise instructed in writing by the Corporation) will thereupon as soon as possible:

(i) requisition from the transfer agent of the share certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) after receipt of such share certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Corporation the amount of cash, if any, to be paid in lieu of issuing fractional Common Shares;

(iv) when appropriate, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received on exercise of the Rights.

f) If the holder of any Rights shall exercise less than all of the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

g) The Corporation shall:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the Canada Business Corporations Act, the Securities Act, and applicable comparable legislation of each of the provinces and territories of Canada, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Common Shares upon exercise of the Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of the Rights to be listed on the stock exchanges on which the Common Shares are listed at that time;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all federal, provincial, state and municipal taxes (not in the nature of income, capital gains or withholding taxes)

and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the issuance or delivery of certificates for Common Shares issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any corporation it controls to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Article 3. Fractional interests in securities resulting from such adjustments are subject to Section 5.5.

b) In the event that the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Voting Shares or Convertible Securities in respect thereof other than pursuant to any dividend reinvestment plan or program;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate, combine or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Voting Shares (or Convertible Securities in respect thereof) in respect of, in lieu of, or in exchange for existing Common Shares, whether in a reclassification, amalgamation, statutory arrangement, consolidation or otherwise;

the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon the exercise of Rights) shall be adjusted as follows:

(A) If the Exercise Price and number of Rights outstanding are to be adjusted:

(x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities of the Corporation) that a holder of one Common Share immediately

prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y) each Right held prior to such adjustment will become that number of Rights equal to that number that is equal to the number of Common Shares (or other securities of the Corporation) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Corporation issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other security of the Corporation) will have exactly one Right associated with it.

(B) If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

c) Adjustments pursuant to Subsection 2.3(b) shall be made successively, whenever an event referred to in Subsection 2.3(b) occurs.

d) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

e) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any Common Shares otherwise than in a transaction referred to in Subsection 2.3(b), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

f) In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of such a Convertible Security, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction;

(i) of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price per Common Share; and

(ii) of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price is satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such rights or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued on the exercise of such rights or warrants.

For purposes of this Agreement, the granting of the right to purchase Shares (whether from treasury or otherwise) pursuant to any dividend or interest reinvestment plan or program or any share purchase plan or program providing for the reinvestment of dividends or interest payable on securities of the Corporation or the investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants by the Corporation) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment or share purchase plan or program, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

g) In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Common Shares of (i) evidences of indebtedness or assets (other than the Special Distribution, a Regular Cash Dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), (ii) rights or warrants entitling them to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares), at a price per Voting Share (or, in the case of a Convertible Security in respect of Voting Shares, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date (excluding rights or warrants referred to in Subsection 2.3(f)) or (iii) other securities of the Corporation, the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair

market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants or other securities so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

h) Each adjustment made pursuant to Section 2.3 shall be made as of

(i) the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance, in the case of an adjustment made pursuant to Subsection 2.3(b) above; and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsections 2.3(f) or 2.3(g) above, subject to readjustment to reverse the same if such distribution shall not be made.

i) In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, issue any shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such shares, or Convertible Securities in respect of any such shares, in a transaction referred to in any of Clauses 2.3(b)(i) to (iv), Subsection 2.3(f) or Subsection 2.3(g) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(b), 2.3(f) and 2.3(g) above in connection with such transaction would not appropriately protect the interests of the holders of Rights, the Board of Directors may from time to time acting in good faith determine what other adjustments, if any, to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate in the circumstances, if any, and such other adjustments (if any) shall be made upon the Board of Directors providing written certification thereof to the Rights Agent pursuant to Subsection 2.3(q) and no adjustments contemplated by Subsections 2.3(b), 2.3(f) or 2.3(g) shall be made notwithstanding the terms thereof. The Corporation and the Rights Agent shall amend this Agreement in accordance with Section 5.4 to provide for any such other adjustments contemplated by this Subsection 2.3(i).

j) Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent.

k) All Rights originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

l) Unless the Corporation shall have exercised its election as provided in Subsection 2.3(m) to adjust the number of Rights in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right, upon each adjustment of the Exercise Price as a result of the calculations made in Subsections 2.3(f) and 2.3(g), each Right

outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares obtained by:

(i) multiplying (A) the number of Common Shares covered by a Right immediately prior to such adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment; and

(ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

m) The Corporation may elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights pursuant to this Subsection 2.3(m), indicating the record date for the adjustment; and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(m), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

n) In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however,

that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

o) Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance wholly for cash of any Common Shares at less than the applicable Market Price, (iii) issuance wholly for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

p) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

q) Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Corporation's Common Shares are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next Business Day on which the transfer books of the Corporation's Common Shares are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

a) The Rights Certificates shall be executed on behalf of the Corporation by any two officers of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

b) Promptly following the Separation Time, the Corporation will notify in writing the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a statement describing the Rights, and the Rights Agent shall countersign manually (or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates and statement to the holders of the Rights pursuant to Section 2.2 hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

a) After the Separation Time, the Corporation shall cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "**Rights Registrar**" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsections 2.6(d) and 3.1(b) below, the Corporation will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance

of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7 Mutilated, Lost, Stolen and Destroyed Rights Certificates

a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and, upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated share certificate representing the Common Shares) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "**holder**" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or for exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation

may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Shares;

c) that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated share certificate representing the Common Shares) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated share certificate representing the Common Shares) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated share certificate representing the Common Shares made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

e) that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares or other securities upon exercise of a Right (except as provided herein);

f) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein; and

g) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted

by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1 Flip-in Event

a) Subject to Sections 3.1(b) and 5.1, in the event that prior to the Expiration Time a Flip-in Event occurs, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date, or which may thereafter be Beneficially Owned, by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person); or

(ii) a transferee of Rights, direct or indirect, from an Acquiring Person (or from any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate thereof) where such a transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors, acting in good faith, has determined is part of a plan, arrangement or scheme of an Acquiring Person (or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i);

shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and further shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such Rights shall become null and void.

c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of Clause 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or to a Person acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall be void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement.
>
> Les Droits représentés par le présent certificat de Droits ont été émis à une personne qui était une personne faisant une acquisition ou un membre du même groupe qu'elle ou une personne avec qui elle avait des liens (selon la définition de ces termes dans la convention visant les Droits) ou à une personne agissant conjointement ou de concert avec l'un de ceux-ci. Le présent certificat de Droits et les Droits représentés par celui-ci seront nuls dans les circonstances précisées à l'alinéa 3.1(b) de la convention visant les Droits."

The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided to do so that such holder is not a Person described in such legend.

d) After the Separation Time, the Corporation shall do all such acts and things necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the Canada Business Corporations Act, the Securities Act and the securities laws or comparable legislation in each of the provinces of Canada and in any other jurisdiction where the Corporation is subject to such laws and the rules of the stock exchanges or quotation systems where the Shares are listed or quoted at such time in respect of the issue of Shares upon the exercise of Rights in accordance with this Agreement.

3.2 Fiduciary Duties of the Board of Directors of the Corporation

For clarification, it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4
THE RIGHTS AGENT

4.1 General

a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-rights agents ("**Co-Rights Agents**") as it may deem necessary or desirable subject to the prior written approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the written approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and other disbursements reasonably incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of counsel and other experts consulted by the Rights Agent pursuant to Subsection 4.3(a). The Corporation also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold it harmless against any loss, liability, cost, claim, action, damage, suit or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement including its reasonable legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the removal or resignation of the Rights Agent.

b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2 Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the

successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) or such other experts that the Rights Agent considers necessary to carry out its duties under this Agreement and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts (at the expense of the Corporation) as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be a senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

c) The Rights agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only.

e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any share certificate, or Rights Certificate (except its countersignature thereon); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof or any adjustment required under the provisions of Section 2.3) hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Corporation or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to any Common Shares, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable.

f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person designated in writing by the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

h) Subject to applicable law, the Rights Agent and any shareholder or director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this

Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment of such attorneys and agents.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days' prior written notice (or such lesser notice as is acceptable to the Corporation) thereof to the Corporation, to each transfer agent of Common Shares and to the holders of the Rights, all in accordance with Section 5.9 and at the expense of the Corporation. The Corporation may remove the Rights Agent by giving 30 days' prior written notice thereof to the Rights Agent, to each transfer agent of the Common Shares and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection of the Corporation), then the holder of any Rights or the Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Province of Quebec. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of any outstanding fees and expenses then owing, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption, Waiver and Termination

a) Subject to the prior consent of the holders of the Voting Shares or the Rights obtained as set forth herein, the Board of Directors acting in good faith may, at any time prior to a

Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right (appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**")).

b) The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(b) may only be given on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine (the "**Disposition Date**"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

c) In the event that a Person acquires Voting Shares pursuant to a Permitted Bid or an Exempt Acquisition referred to in Subsection 5.l(d), then the Board of Directors of the Corporation shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

d) The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares, provided that if the Board of Directors waives the application of Section 3.1 in respect of a Take-over Bid pursuant to this Subsection 5.1(d), the Board of Directors shall also be deemed to have waived the application of Section 3.1 in respect of any other Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(d).

e) The Board of Directors acting in good faith may with the prior consent of the holders of Voting Shares obtained as set forth herein, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of an acquisition of Voting Shares other than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of Voting Shares and other than in the circumstances set out in Subsection 5.1(b). In the event that the Board of Directors proposes such a waiver, the

Board of Directors shall extend the Separation Time to a time and date subsequent to and not more than 10 Business Days following the meeting of shareholders held to approve such waiver.

f) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price without the consent of the holders of the Voting Shares or the Rights and reissue Rights under this Agreement to holders of record of Voting Shares immediately following such redemption. Upon the Rights being redeemed and reissued pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares at the Separation Time had not been mailed to each such holder, and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

g) If the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(a) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

h) Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(a) or (f) to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

i) If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Subsection 5.1(e) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

j) If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Subsection 5.1(e) is proposed at any time after the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption or waiver is approved by holders of Rights as set forth in Subsection 5.4(d).

5.2 Expiration

No Person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except in respect of any right to receive cash, securities or other property which has accrued at the Expiration Time and except as specified in Subsections 4.1(a) and 4.1(b) hereof.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

a) Subject to Subsections 5.4(b) and (c) and this Subsection 5.4(a), the Corporation may from time to time amend, vary or delete any of the provisions of this Agreement and the Rights provided that no amendment, variation or deletion made on or after the date of the meeting of shareholders at which the resolution referred to in Section 5.21 is to be considered shall be made without the prior consent of the holders of the Rights, given as provided in Subsection 5.4(b) below, except that amendments, variations or deletions made for any of the following purposes shall not require such prior approval but shall be subject to subsequent ratification in accordance with Subsection 5.4(b):

   (i) in order to make such changes as are necessary in order to maintain the validity of this Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules; or

   (ii) in order to make such changes as are necessary in order to cure any clerical or typographical error.

b) Any amendment, variation or deletion to or from this Agreement made by the Board of Directors pursuant to Subsection 5.4(a) shall:

   (i) if made prior to the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement; or

   (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be held on a date not later than the date of the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights which have not become void pursuant to Subsection 3.1(b) who vote in respect of such

amendment, variation or deletion, confirm or reject such amendment or supplement.

Any amendment, variation or deletion pursuant to Subsection 5.4(a) shall be effective only when so consented to by the holders of Voting Shares or Rights, as applicable (except in the case of an amendment, variation or deletion made prior to the date of the meeting of shareholders at which the resolution referred to in Section 5.21 is considered or those referred to in any of Clauses 5.4(a)(i) or (ii), which shall be effective from the date of the resolution of the Board of Directors adopting such amendment, variation or deletion and shall continue in effect until it ceases to be effective (as in this paragraph described) and, where such amendment, variation or deletion is confirmed, it shall continue in effect in the form so confirmed). If an amendment, variation or deletion pursuant to Clause 5.4(a)(i) or (ii) is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

c) For greater certainty and notwithstanding anything herein contained, (i) the Corporation, at or prior to the meeting of shareholders referred to in Section 5.21 or any adjournment or postponement thereof, may supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes that the Board of Directors acting in good faith may deem necessary or desirable, (ii) no amendment, variation or deletion to the provisions of Article 4 shall be made except with the concurrence of the Rights Agent thereto, and (iii) neither the exercise by the Board of Directors of any power or discretion conferred on it hereunder nor the making by the Board of Directors of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement or the Rights, for purposes of this Section 5.4 or otherwise.

d) The approval, confirmation or consent of the holders of Rights with respect to any matter arising hereunder shall be deemed to have been given if the action requiring such approval, confirmation or consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which, prior to the Separation Time, are held otherwise than by Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Canada Business Corporations Act with respect to meetings of shareholders of the Corporation.

e) The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within 5 days of effecting such amendment, variation or deletion.

f) Any supplement or amendment to this Agreement pursuant to Subsections 5.4 (b) through (e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Common Shares are listed.

5.5 Fractional Rights and Fractional Shares

a) The Corporation will not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Subsection 2.2(e).

b) The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates that evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Subsection 2.2(e).

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof) or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8 Notice of Proposed Actions

In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

5.9 Notices

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Corporation will be sufficiently given or made and shall be deemed to be received if delivered or sent by first-class mail, postage prepaid, or by fax machine or other means of printed telecommunication, charges prepaid and confirmed in writing by mail or delivery, addressed (until another address is filed in writing with the Rights Agent or the Corporation, as applicable), as follows:

(a) if to the Corporation:

BCE Emergis Inc.
Suite 2200
1155 René-Lévesque Boulevard West
Montréal, QC H3B 4T3

Attention: Executive Vice-President, Law and Corporate Secretary
Facsimile No. (514) 868-2344

(b) if to the Rights Agent:

CIBC Mellon Trust Company
2001 University Street
Montréal, QC H3A 2A6

Attention: Manager, Client Services
Facsimile No. (514) 285-3640

(c) if to the holder of any Rights, to the address of such holder as it appears on the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares.

5.10 Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment to this Agreement shall be subject to any required prior consent of the stock exchange(s) on which the Corporation is from time to time listed or has been listed during the six months prior to such amendment.

5.12 Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States of America and any state

thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.13 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.15 Shareholder Review

At or prior to the first annual meeting of shareholders of the Corporation following the third anniversary of the date of this Agreement, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought advisable, approval. Unless a majority of the votes cast by Independent Shareholders who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Board of Directors shall, immediately upon the confirmation by the chairman of such shareholders' meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.16 Determination and Actions by the Board of Directors

All actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors pursuant to this Agreement, in good faith, (i) may be relied on by the Rights Agent, and (ii) shall not subject the Board of Directors to any liability to the holders of the Rights or to any other parties.

5.17 Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of Quebec and the laws of Canada applicable therein and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.18 Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent ou qui en découlent soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

5.19 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective only to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable the remaining terms and provisions hereof or the enforceability thereof in any other jurisdiction or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.21 Effective Date

This Agreement shall be effective as of the Effective Date. If the Rights Plan is not confirmed by resolution passed by a majority of the votes cast by Independent Shareholders at a meeting to be held not later than December 16, 2004, then this Agreement and any outstanding Rights shall be of no further force and effect from the earlier of (a) the date of termination of the meeting called to consider the confirmation of this Agreement under this Section 5.21, and (b) December 16, 2004.

5.22 Time of the Essence

Time shall be of the essence hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of June 16, 2004.

BCE EMERGIS INC.

By: (Signed) Tony Gaffney

Name: Tony Gaffney

Title: President and Chief Executive Officer

CIBC MELLON TRUST COMPANY

By: (Signed) R. Bourdon

Name: Ronald Bourdon

Title: Senior Manager, Client Relations

By: (Signed) M. Bynoe

Name: Monica Bynoe

Title: Manager, Special Projects

EXHIBIT A

Form of Rights Certificate

Certificate No. Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF SUCH AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, CERTAIN RELATED PARTIES OF AN ACQUIRING PERSON OR A TRANSFEREE OF AN ACQUIRING PERSON OR ANY SUCH RELATED PARTIES WILL BECOME VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that ● is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement (the "**Rights Agreement**") made as of June 16, 2004 between BCE Emergis Inc., a corporation existing under the laws of Canada (the "**Corporation**") and CIBC Mellon Trust Company, a trust company incorporated under the laws of Quebec, as Rights Agent (the "**Rights Agent**"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Common Share (as defined in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its principal office in Montréal. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price per Right shall be an aggregate dollar amount equal to the Market Price (as defined in the Rights Agreement) per Common Share (determined as at the Separation Time) multiplied by ten (10) (payable by certified cheque, banker's draft or money order payable to the order of the Rights Agent). The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in Montréal, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this

Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of any meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date:

BCE EMERGIS INC.

Per: ______________________________

Per: ______________________________

Countersigned:

CIBC MELLON TRUST COMPANY,
in the City of Montréal

Per: ______________________________

FORM OF ELECTION TO EXERCISE

The undersigned hereby irrevocably elects to exercise ________________________ whole Rights represented by this Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of and delivered to:

____
Name

____
Address

____
City and Province

____
Social Insurance No. or other taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____
Name

____
Address

____
City and Province

____
Social Insurance No. or other taxpayer identification number

Date: ______________________________ ________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

____

Signature Guaranteed

Signature must be Signature Guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Guarantee program.

(To be completed by the holder if true)

The undersigned hereby certifies and represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

____

Signature

____

(Please print name below signature)

NOTICE

In the event that the certification set forth above in the Form of Election to Exercise is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(please print name and address of transferee) the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date: ______________________________ ______________________________

Signature

____

Signature Guaranteed

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be Signature Guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Guarantee program.

(To be completed by the assignor if true)

The undersigned hereby certifies and represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

____

Signature

____

(Please print name below signature)

NOTICE

In the event that the certification set forth above in the Form of Assignment is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

Certificat n° Droits

LES DROITS PEUVENT ÊTRE RACHETÉS, AU GRÉ DE LA SOCIÉTÉ, SELON LES MODALITÉS INDIQUÉES DANS LA CONVENTION VISANT UN RÉGIME DE DROITS DE SOUSCRIPTION DES ACTIONNAIRES. DANS CERTAINES CIRCONSTANCES (PRÉCISÉES À L'ALINÉA 3.1(b) DE CETTE CONVENTION), LES DROITS DÉTENUS EN PROPRIÉTÉ EFFECTIVE PAR UNE PERSONNE FAISANT UNE ACQUISITION, CERTAINES PARTIES APPARENTÉES À UNE PERSONNE FAISANT UNE ACQUISITION OU LE CESSIONNAIRE D'UNE PERSONNE FAISANT UNE ACQUISITION OU D'UNE DE CES PARTIES APPARENTÉES DEVIENDRONT NULS SANS AUTRE FORMALITÉ.

Certificat de Droits

Les présentes attestent que ● est le porteur inscrit du nombre de Droits indiqué ci-dessus, dont chacun permet au porteur inscrit des Droits, sous réserve des modalités, dispositions et conditions de la convention visant un régime de droits de souscription des actionnaires ("**convention visant les Droits**") passée en date du 16 juin 2004 entre BCE Emergis Inc., une société existant en vertu des lois du Canada ("**Société**") et Compagnie Trust CIBC Mellon, société de fiducie constituée en vertu des lois du Québec, en qualité d'agent des Droits ("**agent des Droits**"), terme qui comprend tout successeur de l'agent des Droits conformément à la convention visant les Droits, d'acheter auprès de la Société, en tout temps après l'heure de séparation et avant l'heure d'expiration (selon la définition de ces termes dans la convention visant les Droits) une action ordinaire de la Société ("**action ordinaire**") au prix d'exercice indiqué ci-dessous, sur présentation et remise du présent certificat de Droits, accompagné du formulaire de choix d'exercice adéquatement rempli et dûment signé, à l'agent des Droits à son bureau principal de Montréal. Tant qu'il ne sera pas ajusté dans certaines circonstances prévues dans la convention visant les Droits, le prix d'exercice pour chaque Droit sera un montant en dollars égal au cours du marché (selon la définition de ce terme dans la convention visant les Droits) par action ordinaire (déterminé à l'heure de séparation) multiplié par dix (10) (payable par chèque certifié, traite bancaire ou mandat-poste établi à l'ordre de l'agent des Droits). Le nombre d'actions ordinaires pouvant être acheté pour le prix d'exercice peut faire l'objet d'ajustements comme le stipule la convention visant les Droits.

Le présent certificat de Droits est assujetti à toutes les modalités, dispositions et conditions de la convention visant les Droits, lesquelles sont intégrées dans les présentes par renvoi et en font partie intégrante, convention à laquelle il est fait renvoi par les présentes pour la description complète des droits, restrictions des droits, obligations, fonctions et immunités qu'elle confère à l'agent des Droits, à la Société et aux porteurs des certificats de Droits. Des copies de la convention visant les Droits sont conservées au siège social de la Société et peuvent être obtenues sur demande écrite.

Le présent certificat de Droits, avec ou sans autres certificats de Droits, peut, sur remise au bureau principal de l'agent des Droits à Montréal, être échangé contre un ou plusieurs autres certificats de Droits de la même teneur attestant un nombre global de Droits égal au nombre global des Droits attestés par le ou les certificats de Droits remis. Si le présent certificat de Droits est exercé en partie, le porteur inscrit aura le droit de recevoir, sur remise de celui-ci, un ou

plusieurs autres certificats de Droits représentant le nombre de Droits entiers qui n'auront pas été exercés.

Sous réserve des dispositions de la convention visant les Droits, les Droits attestés par le présent certificat de Droits peuvent être rachetés par la Société au prix de rachat de 0,0001 $ par Droit, sous réserve d'ajustements dans certaines circonstances.

Aucune fraction d'action ordinaire ne sera émise au moment de l'exercice d'un ou de plusieurs Droits attestés par les présentes mais, en remplacement de celle-ci, un paiement comptant sera effectué comme le prévoit la convention visant les Droits.

Aucun porteur du présent certificat de Droits, en tant que tel, ne sera habile à voter ou à recevoir des dividendes ni ne sera réputé à quelque fin que ce soit être le porteur d'actions ordinaires ou d'autres titres pouvant être émissibles à un moment quelconque au moment de l'exercice du présent certificat, et aucune disposition de la convention visant les Droits ou du présent certificat ne devra être interprétée comme conférant au porteur du présent certificat, en tant que tel, l'un quelconque des droits d'un actionnaire de la Société ni le droit de voter en vue de l'élection d'administrateurs ou à l'égard de toute question soumise aux actionnaires à une assemblée de ceux-ci, ni le droit d'approuver ou de s'abstenir d'approuver toute mesure prise par la Société, ni le droit de recevoir l'avis de convocation à quelque assemblée des actionnaires que ce soit ou un avis des autres mesures visant les actionnaires de la Société (sauf comme le prévoit la convention visant les Droits), ni le droit de recevoir des dividendes ou des droits de souscription ni quelque autre droit, et ce, tant que les Droits attestés par le présent certificat de Droits n'auront pas été exercés comme le prévoit la convention visant les Droits.

Le présent certificat de Droits n'est pas valide à quelque fin que ce soit tant qu'il n'a pas été contresigné par l'agent des Droits.

EN FOI DE QUOI le fac-similé de la signature des dirigeants appropriés de la Société a été apposé sur le présent certificat de Droits.

Date :

BCE EMERGIS INC.

Par : ______________________________

Par : ______________________________

Contresignature :

COMPAGNIE TRUST CIBC MELLON
dans la ville de Montréal

Par : ______________________________

FORMULAIRE DE CHOIX D'EXERCICE

Par les présentes, le soussigné choisit irrévocablement d'exercer ____________________ Droits entiers attestés par le présent certificat de Droits en vue de l'achat des actions ordinaires émissibles au moment de l'exercice de ces Droits et demande que les certificats attestant ces actions ordinaires soient émis au nom de la personne suivante et lui soient livrés :

____
Nom

____
Adresse

____
Ville et province

____
Numéro d'assurance sociale ou autre numéro d'identification du contribuable

Si ce nombre de Droits ne constitue pas la totalité des Droits attestés par le présent certificat de Droits, un nouveau certificat de Droits attestant le reste de ces Droits sera immatriculé au nom de la personne suivante et lui sera livré :

____
Nom

____
Adresse

____
Ville et province

____
Numéro d'assurance sociale ou autre numéro d'identification du contribuable

Date : ______________________________ ______________________________

Signature

____
(Signature avalisée)

(La signature doit correspondre en tous points au nom apparaissant au recto du présent certificat de Droits, sans modification, ajout ni changement d'aucune sorte.)

La signature doit être garantie par une banque à charte canadienne de l'annexe I, une grande société de fiducie canadienne ou un membre d'un programme reconnu de garantie des signatures Medallion.

(Attestation devant être signée par le porteur si elle est exacte)

Le soussigné atteste et déclare par les présentes, au profit de la Société et de tous les porteurs de Droits et d'actions ordinaires, que les Droits attestés par le présent certificat de Droits ne sont pas et, à la connaissance du soussigné, n'ont jamais été détenus en propriété effective par une personne faisant une acquisition ou un membre du même groupe qu'elle ou une personne avec qui elle a des liens ou une autre personne agissant conjointement ou de concert avec l'un de ceux-ci (selon la définition de ces termes dans la convention visant les Droits).

____
Signature

____
(Veuillez écrire le nom en lettres moulées sous la signature)

AVIS

Si l'attestation figurant ci-dessus dans le formulaire de choix d'exercice n'est pas signée, la Société considérera le véritable propriétaire des Droits représentés par le présent certificat de Droits comme une personne faisant une acquisition (selon la définition donnée dans la convention visant les Droits) et, par conséquent, ces Droits seront nuls et non avenus.

FORMULAIRE DE CESSION

CONTRE VALEUR REÇUE, le soussigné vend, cède et transfère par les présentes à

____

(veuillez écrire le nom et l'adresse du cessionnaire en lettres moulées) les Droits représentés par le présent certificat de Droits, de même que tous les droits, titres et intérêts s'y attachant.

Date : ______________________ ______________________

Signature

____

(Signature avalisée)

(La signature doit correspondre en tous points au nom apparaissant au recto du présent certificat de Droits, sans modification, ajout ni changement d'aucune sorte.)

La signature doit être garantie par une banque à charte canadienne de l'annexe I, une grande société de fiducie canadienne ou un membre d'un programme reconnu de garantie des signatures Medallion.

(Attestation devant être signée par le cédant si elle est exacte)

Le soussigné atteste et déclare par les présentes, au profit de la Société et de tous les porteurs de Droits et d'actions ordinaires, que les Droits attestés par le présent certificat de Droits ne sont pas et, à la connaissance du soussigné, n'ont jamais été détenus en propriété effective par une personne faisant une acquisition ou un membre du même groupe qu'elle ou une personne avec qui elle a des liens ou une autre personne agissant conjointement ou de concert avec l'un de ceux-ci (selon la définition de ces termes dans la convention visant les Droits).

____

Signature

____

(Veuillez écrire le nom en lettres moulées sous la signature)

AVIS

Si l'attestation figurant ci-dessus dans le formulaire de cession n'est pas signée, la Société considérera le véritable propriétaire des Droits représentés par le présent certificat de Droits comme une personne faisant une acquisition (selon la définition donnée dans la convention visant les Droits) et, par conséquent, ces Droits seront nuls et non avenus.

82-5200

BCE Emergis

News Release

RECEIVED
AUG 30 2004
SEC MAIL PROCESSING WASH. DC 165 SECTION

www.epost.ca
www.postel.ca

Canada Post's *epost* acquires BCE Emergis' webdoxs service

New combined service expected to significantly accelerate EBPP adoption in Canada

Toronto, July 8, 2004 — Canada Post's *epost* today announced that EPO Inc. has acquired the BCE Emergis (TSX: IFM) online bill delivery service, webdoxs. *epost* will combine the existing *epost* and webdoxs business-to-consumer services to provide Canadians with a single, Electronic Bill Presentment and Payment (EBPP) service that will be one of the most advanced of its kind in the world. The total purchase price for the webdoxs assets is $14.5 million.

Once combined, the enhanced *epost* service will represent a single and comprehensive electronic document delivery network that connects Canadian businesses and consumers online. Available through the online banking websites of Canada's leading financial institutions, and *epost*'s additional access channels, the combined service will have more than one million registered consumer users, and will be available to the almost 10 million Canadians now banking online. The current *epost* and webdoxs services will continue to operate until the combined service is launched in approximately six months, and there will be no disruption for consumers using either service.

By consolidating the content currently available through the two services, *epost* will deliver over 200 distinct documents from 97 different Canadian businesses. For example, in Toronto, *epost* will deliver seven out of the 10 regular monthly bills and documents that a household receives, including phone, wireless, cable, satellite, VISA or MasterCard credit cards, retail credit cards, hydro and water.

"The addition of the webdoxs service to *epost* represents a significant enhancement for the *epost* business, and a new era in EBPP services for Canadians," said Roger Couldrey, president and CEO, *epost*. "Canadians have said that they want a single, universal hub for EBPP services, and the new enhanced *epost* service will truly deliver on the value promised by consolidated EBPP. The new combined service is expected to accelerate EBPP adoption in Canada, providing greater value to financial institutions offering these services to customers."

"With the success of *epost* in the last five years, Canada Post continues to be a global leader in providing new ways to communicate," said Philippe Lemay, executive vice-president, Business Development for Canada Post and Chairman of the Board of *epost*. "This is an important step in the efforts of Canada Post to offer its customers communications solutions that provide choices between physical and electronic delivery."

"There is no doubt that a single enhanced service that combines webdoxs and *epost* will provide even greater benefits to consumers, Mailers and financial institutions who present electronic documents to their customers," said Marc Filion, executive vice-president, BCE Emergis and president, webdoxs. "The decision to sell our webdoxs service is inline with BCE Emergis' strategy to focus on areas where it has unique expertise and core competencies in claims, payments and loan processing in the business-to-business segment."

The new combined service is scheduled to be available to Canadian consumers in approximately six months. *epost* will complete a technical migration to combine the content of the two services, and to make the new service available via all access points, including the *epost* website, the online banking websites of Canada's leading financial institutions (BMO Bank of Montreal, CIBC, Credit Union Central of British Columbia [coming soon], Desjardins, Laurentian Bank, National Bank of Canada, RBC Financial Group, Scotiabank and TD Canada Trust), *epost*'s portal partners (Sympatico/MSN and Yahoo!), and Intuit's QuickTax and Quicken personal financial management software.

Teleconference details
epost will hold a teleconference for media and industry analysts to discuss this transaction on Thursday, July 8, 2004 at 11:30 a.m. (EDT). Roger Couldrey, president and CEO, *epost,* Michael Garrity, Vice President of Marketing and Sales, *epost* and Marc Filion, executive vice-president, BCE Emergis and president, webdoxs, will be present for the teleconference. Participants are asked to dial (800) 214-0694, and enter the pass code 783172# ten minutes prior to the scheduled start time.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, the change in control following the exchange of BCE Inc.'s subscription receipts for common shares, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JULY 8, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

About *epost*
epost™ is the world's first electronic post office, delivering the mail online for Canada Post. *epost* is leading the evolution of mail in Canada by providing an expanding electronic document delivery network that connects Canadian businesses and consumers at a range of relevant online locations. For more information, please visit the *epost* website at www.epost.ca.

-30-

Contacts:

epost
Louise Picot
Communications Manager
416 313 4118
lpicot@to.epost.ca

Lesley Sturla
High Road Communications
416 368 8348
lsturla@highroad.com

BCE Emergis
Ann-Marie Gagné
Corporate Communications
514 868 2361

John Gutpell
Investor Relations
514 868-2232

BCE Emergis

News Release

BCE Emergis reports second quarter financial results

- Q2 revenue at $62.5 M
- Q2 EBITDA at $17.5 M ($6.1 million excluding one-time items)
- Q2 net loss from continuing operations at $40.3 million (including $56.0 million tax asset write-down)
- Updates 2004 financial targets mainly to reflect impacts of acquisitions and BCE sale transactions

Montréal, Québec (Canada), July 28, 2004 — BCE Emergis Inc. (TSX: IFM), a leading North American eBusiness company, today announced its financial results for the three-month period ended June 30, 2004.

"During the quarter we evolved to become an independent, widely held eBusiness company with a new shareholder base that has recognized our unique leadership and the significant growth opportunities in our markets," said Tony Gaffney, President and Chief Executive Officer of Emergis.

"Since the beginning of 2004, we have made significant progress in the execution of our business plan, particularly in our eHealth segment where we have enhanced our offering and extended our capabilities through the acquisition of three companies. In addition, Emergis continues to position itself to benefit from the significant opportunities being created as a result of government moves to outsource the processing of medicare and workers' compensation claims, and from moves by governments at both the federal and provincial level to improve the delivery of health care on a longer-term basis," Gaffney added.

"In our eFinance segment, we are continuing to build on our long-standing relationships with financial institutions," said Gaffney. "We are making good progress in positioning the Company to take advantage of the considerable growth opportunities in our markets while benefiting from a stable base of recurring revenues from many of our blue-chip customers."

The presentation of the Company's financial results, including both the current and historical periods, reflects the sale of the following operations: U.S. Health in March 2004, eSecurity practice in June 2004 and webdoxs electronic bill presentment operations in July 2004. As a result, these operations were reported as discontinued operations and their total contribution to Emergis' consolidated results of operations is included as a single line item above net income, and both revenue and EBITDA[1] exclude their contribution.

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, loss or gain on foreign exchange, other expenses or income and income taxes. No reconciliation is provided in the Interim

Total revenue for the second quarter of 2004 came in at $62.5 million compared to $62.1 million for the first quarter of 2004 and to $74.6 million for the second quarter of 2003. The sequential quarterly increase was mainly due to an increase of $3.3 million in eHealth revenue related to the pharmacy back-office acquisitions completed in the first quarter and to growth in claims processing, partly offset by a decrease of $3.0 million in non-core revenue. Non-core revenue includes revenue from the distribution agreement with Bell Canada for legacy products (Bell legacy contract) and from other non-core and exited products. The Bell legacy contract was terminated as of June 30, 2004 as a result of the sale by BCE Inc. of its holdings in Emergis. In the year-over-year comparison, lower non-core revenue from the Bell legacy contract and lower eFinance revenue related to eLending implementations and mature solutions were partly offset by higher revenue associated with the eHealth acquisitions mentioned above.

During the quarter, the Company received contract settlements totalling $13.8 million, relating to termination fees for the Bell legacy contract and the settlement of a dispute with a technology supplier for a product the Company no longer provides.

Core revenue for the current period was $44.2 million compared to $40.8 million in the first quarter of 2004 (increase of 8%) and to $46.4 million in the second quarter of 2003 (decrease of 5%). As mentioned above, the sequential quarterly increase was due to acquisitions and growth in claims processing in the eHealth segment, and the year-over-year revenue decrease was due to a lower contribution from eFinance, partly offset by a higher contribution from eHealth.

Reported EBITDA for the current quarter, which included a contribution from contract settlements received during the quarter and restructuring and other charges, was $17.5 million compared to $6.5 million in the first quarter of 2004, and to $2.6 million in the second quarter of 2003. Excluding the impact of the contract settlements and the restructuring and other charges, EBITDA would have been $6.1 million (10% of revenue) in the current quarter and $0.2 million in the first quarter of 2004. The increase was due to higher contributions from both core eFinance and eHealth, partly offset by declining non-core activity.

EBITDA from core eFinance and eHealth operations, excluding one-time items, was $3.8 million (9% of revenue) in the second quarter of 2004, compared to an EBITDA loss of $1.6 million ((3%) of revenue) during the same period last year, reflecting progress in the realignment of the Company's cost structure and growth in its eHealth operations.

During the first quarter of 2004, $6.3 million of a $38.2 million provision for restructuring and other charges taken in the fourth quarter of 2003 were reversed. The reversal was due to the postponement of certain charges beyond the end of the first quarter. Some $2.4 million of restructuring and other charges were taken in the second quarter. It is expected that charges equivalent to the remaining balance of the reversal will be taken in the second half.

Consolidated Statement of Earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" in the financial statements.

The Company recorded a gain on sale of assets of $11.6 million in the second quarter, of which $10.3 million related to the Bell legacy contract and $1.2 million related to its legacy messaging and translation operations. Revenue from all of these assets was considered non-core.

Reported net loss from continuing operations was $40.3 million ($(0.39) per share) compared to net loss of $6.7 million in the first quarter of 2004 ($(0.06) per share) and a net loss of $5.6 million in the second quarter of 2003 ($(0.05) per share). The current quarter's figure reflects the $56.0 million write-down for accounting purposes of the Company's future income tax asset which resulted from the unwinding of the tax loss monetization arrangement with Bell Canada. Emergis retains significant tax attributes, which are available to shelter future taxable income. The second quarter 2004 net loss included: the write-down of future income tax asset, the $11.6 million gain on sale of assets, the $13.8 million contribution from contract settlements and the $2.4 million in restructuring and other charges. In the first quarter of 2004, the reversal of restructuring and other charges contributed $4.1 million to net income from continuing operations. Excluding these one-time items, the current quarter's net loss from continuing operations would have been $7.3 million ($(0.07) per share) and that for the first quarter of 2004 would have been $10.8 million ($(0.10) per share).

Reported net income from discontinued operations was $3.1 million. Discontinued operations consisted of: the Company's U.S. health operations, its eSecurity practice and its webdoxs bill presentment operations. Details of the discontinued operations are contained in the notes to the consolidated financial statements.

Total net loss for the second quarter of 2004 was $37.2 million, compared to a net loss of $0.1 million in the first quarter of 2004 and to net income of $5.9 million in the second quarter of 2003. Fully diluted loss per share (LPS) was $(0.36) per share compared to a LPS of $(0.00) in the first quarter of 2004 and with fully diluted earnings per share of $0.06 in the second quarter of 2003.

Revenue summary for the quarter
Three-month periods ended June 30, 2004, March 31, 2004, and June 30, 2003 in millions of Canadian dollars:

	Q2 2004	Q1 2004	Q2 2003
Core eFinance	26.5	26.4	31.6
Core eHealth	17.7	14.4	14.8
Total core revenue	**44.2**	**40.8**	**46.4**
Non-core	18.3	21.3	28.2
Total revenue	**62.5**	**62.1**	**74.6**

- Revenue totalled $62.5 million in the second quarter of 2004 compared to $62.1 million in the first quarter of 2004 and to $74.6 million in the second quarter of 2003.
- Core recurring revenue was $37.0 million in the second quarter of 2004, compared to $31.9 million for the first quarter of 2004 (increase of 16%) and to $35.6 million for the second quarter of 2003 (increase of 4%). In the sequential quarterly comparison, higher eHealth revenue from acquisitions and higher eFinance revenue from eLending Canada transactions contributed to the increase. The

year-over-year increase was due to higher eHealth revenue, partly offset by a lower contribution from mature eFinance solutions.

- Total non-core revenue for the second quarter of 2004 was $18.3 million compared to $28.2 million in the second quarter of 2003, representing a decrease in overall revenue of $9.9 million year over year, of which $7.5 million related to the Bell legacy contract. Committed revenue from this contract generated $17.6 million in the current quarter. As a result of the termination of the contract at the end of June and the sale of the legacy messaging and translations operations, non-core revenue is expected to be minimal going forward.
- U.S.-sourced revenue was 17% of total revenue in the current quarter compared to 19% in the corresponding quarter of 2003.

EBITDA summary for the quarter
Three-month periods ended June 30, 2004, March 31, 2004, and June 30, 2003 in millions of Canadian dollars:

	Q2 2004	Q1 2004	Q2 2003
Core eFinance	9.8	(5.8)	(2.9)
Core eHealth	3.1	1.6	1.3
Non-core	7.0	4.4	4.2
Restructuring and other	(2.4)	6.3	-
Total EBITDA	**17.5**	**6.5**	**2.6**

- Before contract settlements, restructuring and other charges and related adjustments, EBITDA in the current quarter was $6.1 million compared to $0.2 million in the first quarter of 2004 and to $2.6 million in the second quarter of 2003, reflecting cost containment efforts initiated in the first quarter.
- Core eFinance EBITDA, excluding the impact of contract settlements, was $0.7 million, a significant improvement over the $5.8 million loss in the first quarter.
- Core eHealth EBITDA nearly doubled to $3.1 million (17.5% of revenue) compared to the first quarter of 2004 due to the pharmacy back-office acquisitions completed in the first quarter and to a higher contribution from claims processing.
- Non-core EBITDA increased from the first quarter due to the settlement related to the Bell legacy contract, partly offset by lower non-core activity.

Financial highlights for the six months
Six-month periods ended June 30, 2004 and 2003 in millions of Canadian dollars:

	Revenue		EBITDA	
	6 months 2004	6 months 2003	6 months 2004	6 months 2003
Core eFinance Solutions	52.9	59.9	4.0	(8.1)

Core eHealth Solutions	32.1	28.7	4.7	3.0
Total core	**85.0**	**88.6**	**8.7**	**(5.1)**
Non-core	39.6	57.8	11.4	9.2
Restructuring and other charges	-	-	3.9	-
Total	**124.6**	**146.4**	**24.0**	**4.1**

- Revenue for the six months ended June 30, 2004 totalled $124.6 million compared to $146.4 million in 2003. Lower non-core revenue and lower eFinance revenue from eLending implementations and mature products was partly offset by an increase in eHealth revenue relating to acquisitions.
- Core recurring revenue was $68.9 million compared to $69.2 million in 2003. The year-over-year decrease was due to lower mature product revenue in eFinance offset by higher eHealth revenue relating to acquisitions.
- U.S.-sourced revenue was 18% of total revenue in the first half compared with 17% in the corresponding period in 2003.
- Reported EBITDA in the first half of 2004 was $24.0 million compared to $4.1 million in the prior year. Excluding the one-time items that appeared above the EBITDA line on the statement of earnings in each year, EBITDA for the six months in the current year would have reached $6.3 million (7% of revenue) compared to $4.1 million in 2003 (4% of revenue).
- Reported net loss from continuing operations for the six months was $47.0 million (fully diluted LPS of $(0.46)) compared to a loss of $12.3 million (fully diluted LPS of $(0.12)).

Financial position at June 30, 2004
Cash on hand at quarter-end was $242.4 million, down from $375.4 million at March 31, 2004 mainly as a result of payment of a special cash distribution of $150 million. Other significant cash flows and uses of cash during the second quarter included the receipt of the proceeds of sales of the eSecurity practice ($30.3 million) and the Bell legacy contract ($10.3 million), contract settlements received ($13.8 million) and an outflow of funds associated with a reduction in trade accounts with the BCE group ($24.5 million). Total long-term debt at quarter-end was $11.0 million.

Subsequent to the quarter-end, Emergis received a first payment of $8.0 million related to the sale of the webdoxs consumer bill presentment operations. The sale price for the operations was $14.5 million.

Corporate highlights for the quarter
Emergis becomes a widely held company and pays special cash distribution
Effective June 16, 2004, BCE sold its common equity holdings in Emergis to the public, resulting in the Company becoming widely held. On the same date, the shareholders of Emergis approved, with 99.9% of votes in favour, a reduction in the Company's stated capital in order to effect a special cash distribution of $1.45 per share, representing in aggregate approximately $150 million. The distribution was paid on June 30 to shareholders of record as of June 25. The Company believes that this special cash distribution represented an appropriate use of its financial resources to rebalance its capital structure.

New Chairman and directors elected to the Emergis Board

Following the sale of BCE's holdings in Emergis, the Board of Directors appointed Peter C. Maurice, Jean C. Monty and Ron Zambonini as directors to replace BCE's representatives on the Board. Mr. Monty was elected Chairman, replacing Michael Sabia. Mr. Monty is a corporate director, a former Chairman of Emergis and a former Chairman and CEO of BCE. Mr. Maurice is a corporate director and a former President and CEO of Canada Trust. Mr. Zambonini is Chairman of the Board of Cognos. In June, Calin Rovinescu, formerly a senior executive with Air Canada, joined the Board. After the end of the quarter, Eric Rosenfeld, President and CEO of Crescendo Partners, L.P., also joined the Board.

Shareholder rights plan

Emergis adopted a shareholder rights plan to provide the Board of Directors and shareholders adequate time to assess any unsolicited takeover bid, and where appropriate, give the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. It is subject to shareholder ratification at a special meeting to be held on December 1, 2004. It will remain in effect for three years, with one renewal option, subject to shareholder approval. Emergis' rights plan is similar to shareholder rights plans recently adopted by many other Canadian companies.

Sale of eSecurity practice and termination of Bell legacy contract

Emergis sold its eSecurity practice and the remaining intellectual property under the Bell legacy contract to Bell Canada. The total price for the sale of these assets and early termination of the Bell legacy contract was $45.3 million, of which $4.7 million has been accounted for as a contract settlement.

The Emergis eSecurity practice consisted of government and industry contracts for access, authentication and authorization services distributed by Bell and delivered by Emergis. Other security-related services underlying Emergis' electronic claims, lending and payment service delivery platforms and solutions remain within the Company.

The Bell legacy contract was a three-year agreement with Bell Canada for the distribution by Emergis of Internet access services and extranet services to Bell's business customers and was to terminate on December 31 of this year.

Reciprocal preferred supplier agreement with Bell Canada

Bell Canada and its subsidiaries are and will continue to be important customers of Emergis. To better define their on-going relationship, Emergis and Bell Canada entered into a five-year reciprocal commercial agreement whereby Emergis is the preferred supplier for the provision of eFinance and eHealth services to Bell Canada and its subsidiaries, both for internal use and for resale. In turn, Bell Canada is the preferred supplier of telecommunications and other services comprised in Bell Canada's suite of enterprise products and services to Emergis, both for internal use and for resale.

Sale of webdoxs bill presentment operations

Subsequent to the quarter-end, the Company sold its online consumer bill presentment operations, webdoxs, to Canada Post's epost. epost will combine the existing epost and webdoxs operations. The total purchase price for the webdoxs assets is $14.5 million. The decision to sell webdoxs was in line with Emergis' strategy to move eFinance towards profitability.

Updated 2004 financial targets

Emergis today set financial targets for 2004 that include the impact of acquisitions completed during the first quarter of 2004, the transactions surrounding the sale by BCE Inc. of its common equity holdings in Emergis, contract settlements and the Company's current view of the business going forward. Preliminary estimates of the impact of these factors were disclosed in its news release of May 6, 2004. Overall, the revenue target range is narrowed, with the lower end of the range increased, that for EBITDA is significantly higher due to contract settlements, and that for the loss per share is greater than previous targets principally due to the write-down of the Company's future tax asset. The financial targets for 2004 are as follows:

	$ millions, except per share
Total revenue	210 to 230
eFinance revenue	100 to 115
eHealth revenue	70 to 75
Non-core revenue	40
Total EBITDA	24 to 28
EPS from continuing ops.	$(0.60) to $(0.52)

None of the financial targets assumes the impact of future acquisitions.

Revenue target range

The updated revenue target range of $210 million to $230 million reflects the revenue impact of acquisitions completed in the latter part of the first quarter 2004, the reclassification to discontinued operations of revenue from the Company's eSecurity business which was sold to Bell Canada as of June 30, and revenue foregone as a result of the early termination of the Bell legacy contract. The previous target range, which took into account the estimated impact of these transactions, was $200 million to $230 million.

EBITDA target range

The increased EBITDA target range of $24 million to $28 million includes the impact of contract settlements received in the second quarter. The range also assumes that restructuring charges of some $3.9 million will be taken in the second half of 2004 to complete the offset of the $6.3 million reversal recorded in the first quarter. The previous target range was $10 million to $18 million.

LPS target range

The loss per share target range for 2004 of $(0.08) to $(0.00), which was issued at the beginning of 2004, has been impacted by a number of significant accounting adjustments associated with the transactions surrounding BCE's sale of its holdings in Emergis. In addition to their impact on EBITDA, they include gains on sale related to the early termination of the Bell legacy contract and the sale of the Company legacy messaging and translation operations, and the write-down of the Company's future income tax asset. The target range does not include a potential gain associated with an adjustment to the sale price of our U.S. health operations due to the exercise of options held in a public company by our former U.S. Health subsidiary. As a result, Emergis is now targeting a LPS of from $(0.60) to $(0.52) for 2004.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the second quarter of 2004. To participate, interested stakeholders can dial toll-free 1 800 273-9672, and in Toronto (416) 695-5806. The second quarter 2004 news release, a supplemental information package and historical quarterly financial results using the current basis of presentation are posted on www.emergis.com.

The instant replay of the conference call will be available for a week starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto (416) 695-5800. The access code is 1522710#. The archive version of the webcast will also be available starting at 10:30 a.m. today at www.emergis.com.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, the change in control following the exchange of BCE Inc.'s subscription receipts for common shares, integration of past acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JULY 28, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Mark Boutet, Corporate Communications ? (514) 868-2358
John Gutpell, Investor Relations ? (514) 868-2232

Management's discussion and analysis of financial condition and results of operations for the three months and six months ended June 30, 2004

Management's discussion and analysis (MD&A) provides a review of the performance of our Company and should be read in conjunction with the *unaudited Consolidated financial statements* and notes thereto for the second quarter of 2004 and 2003, with the MD&A in the 2003 Annual Report including the section on risks and uncertainties, with the *audited Consolidated financial statements* for 2003 and notes thereto in the 2003 Annual Report and on SEDAR at www.sedar.com. The risk factors set out in the MD&A in our 2003 Annual Report filed with Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our *financial statements* in accordance with Canadian generally accepted accounting principles. All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our" or the "Company" we mean BCE Emergis Inc. and its subsidiaries.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this MD&A, elsewhere in the 2003 Annual Report, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and, intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A, describe our expectations as of July 27, 2004.

Certain statements made in this MD&A are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, the change in control following the exchange of BCE Inc.'s subscription receipts for common shares, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us, or on our behalf.

Non-GAAP Financial Measures

EBITDA: The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other issuers. We define it as earnings before depreciation, amortization of intangible assets, interest, loss or gain on foreign exchange, other income and expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period.

We believe *EBITDA* to be an important measuring tool, as it allows us to assess the operating performance of our on-going businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on the accounting methods and assumptions that companies use, as well as non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use *EBITDA* in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles *EBITDA* excluding restructuring and other charges to income (loss) from continuing operations before income taxes:

	Three months Period ended June 30		**Six months Period ended June 30**	
($ millions)	**2004**	**2003**	**2004**	**2003**
EBITDA excluding restructuring and other charges	19.9	2.6	20.1	4.1
Restructuring and other charges (reversal)	2.4	-	(3.9)	-
EBITDA[1]	17.5	2.6	24.0	4.1
Depreciation	3.5	3.3	5.9	7.0
Amortization of intangible assets	4.6	5.6	8.7	11.1
Interest income	(3.6)	(4.7)	(8.8)	(8.4)
Interest on long-term debt	0.6	1.2	1.2	2.2
Gain on the sale of assets	(11.6)	-	(12.1)	-
Loss on foreign exchange	-	0.7	3.5	0.7
Other income	-	(0.1)	-	-
Income (loss) from continuing operations before income taxes	**24.0**	**(3.4)**	**25.6**	**(8.5)**

[1] It agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" in the financial statements.

NET LOSS FROM CONTINUING OPERATIONS EXCLUDING RESTRUCTURING AND OTHER CHARGES: The following table reconciles our net (loss) income from continuing operations excluding restructuring and other charges, to our net loss:

	Three months Period ended June 30		**Six months Period ended June 30**	
($ millions)	**2004**	**2003**	**2004**	**2003**
Net income (loss) from continuing operations excluding restructuring and other charges and write-down on future income tax assets	18.1	(5.6)	5.1	(12.3)
Restructuring and other charges	(2.4)	-	3.9	-
Write-down of future income tax assets	(56.0)	-	(56.0)	-
Net (loss) from continuing operations	**(40.3)**	**(5.6)**	**(47.0)**	**(12.3)**

OVERVIEW

Consolidated statements of earnings

Three months ended June 30, 2004 compared with the three months ended June 30, 2003

- Total revenue was $62.5 million in 2004 compared to $74.6 million in 2003 (5% decrease in core revenue and a 35% decrease in non-core revenue)
- Total core revenue was $44.2 million in 2004 compared to $46.4 million in 2003 (4% increase in core recurring revenue and 33% decrease in core non-recurring revenue)
- eHealth business segment revenues totalled $17.7 million in 2004 compared to $14.8 million in 2003
- eFinance business segment revenues totalled $26.5 million in 2004 compared to $31.6 million in 2003
- 17% of total revenue was U.S.-sourced in 2004 compared to 19% in 2003
- Contract settlements of $13.8 million in 2004
- *EBITDA*, excluding restructuring and other charges, was $19.9 million in 2004 compared to $2.6 million in 2003
- Write-down of $56.0 million of future income tax assets in 2004
- Net loss from continuing operations was $(40.3) million or $(0.39) per share in 2004 compared to $(5.6) million or $(0.05) per share in 2003
- Net income from continuing operations, excluding the restructuring and other charges and the write-down of future income tax assets was $18.1 million or $0.18 per share in 2004 compared to a loss of $(5.6) million or $(0.05) per share in 2003
- Net income from discontinued operations decreased to $3.1 million from $11.5 million in 2003
- Net loss of $(37.2) million or $(0.36) per share compared to net income of $5.9 million or $0.06 per share in 2003.

Six months ended June 30, 2004 compared with the six months ended June 30, 2003

- Total revenue was $124.6 million in 2004 compared to $146.4 million in 2003 (4% decrease in core revenue and 31% decrease in non-core revenue)
- Total core revenue totalled $85.0 million in 2004 compared to $88.6 million in 2003 (virtually stable in core recurring revenue and 17% decrease in core non-recurring revenue)
- eHealth business segment revenue totalled $32.1 million in 2004 compared to $28.7 million in 2003
- eFinance business segment revenue totalled $52.9 million in 2004 compared to $59.9 million in 2003
- 18% of total revenue was U.S.-sourced in 2004 compared to 17% in 2003
- Contract settlements of $13.8 million in 2004
- Net loss on foreign exchange of $3.5 million in 2004
- *EBITDA* was $24.0 million in 2004 compared to $4.1 million in 2003
- *EBITDA*, excluding the reversal of restructuring and other charges, was $20.1 million in 2004 compared to $4.1 million in 2003
- Write-down of $56.0 million of future income tax assets in 2004
- Net loss from continuing operations was $(47.0) million or $(0.46) per share in 2004 compared to $(12.3) million or $(0.12) per share in 2003
- Net income from continuing operations, excluding the reversal in restructuring and other charges and the write-down of future income tax assets is $5.1 million or $0.05 per share in 2004 compared to a loss of $(12.3) million or $(0.12) per share in 2003
- Net income from discontinued operations decreased to $9.7 million in 2004 from $23.0 million in 2003
- Net loss of $(37.3) million or $(0.36) per share in 2004 compared to net income of $10.7 million or $0.10 per share in 2003.

Consolidated balance sheets

June 30, 2004 compared with December 31, 2003

- Cash and temporary cash investments increased by $113.8 million
- We received proceeds of $45.3 million from Bell Canada for the sale of our eSecurity operations, the remaining intellectual property related to the Bell legacy contract[(1)], and early termination of the Bell legacy contract. This amount was partly offset by $20.0 million for the payment of a portion of our payable under the extended service agreement with BCE Nexxia signed in 2001 and also terminated on June 30, 2004, and $4.4 million for settlement of our trade operations and payables with Bell Canada, for net proceeds of $20.6 million.
- $35.9 million increase in foreign currency translation adjustment derived mainly from the sale of our U.S. eHealth operations
- Stated capital reduction of $150.0 million for a special distribution to shareholders, followed by another capital reduction of $1.21 billion which increased contributed surplus.

Consolidated statements of cash flows

Three months ended June 30, 2004 compared with the three months ended June 30, 2003

- Cash flows used for operating activities increased by $7.8 million for the three months ended June 30, 2004, compared with the three months ended June 30, 2003
- Cash flows used for continuing operations decreased by $116.3 million for the three months ended June 30, 2004, compared with the three months ended June 30, 2003.

Six months ended June 30, 2004 compared with the six months ended June 30, 2003

- Cash flows used for operating activities increased by $16.9 million for the six months ended June 30, 2004, compared with the six months ended June 30, 2003
- Cash flows from continuing operations increased by $134.1 million for the six months ended June 30, 2004, compared with the six months ended June 30, 2003.

Operating highlights

Secondary offering of BCE Emergis shares, sale of the security business and related agreements - On May 6, 2004, BCE Inc. announced its decision to sell its ownership position in BCE Emergis through a public offering of subscription receipts to a syndicate of underwriters. The subscription receipts were to be exchanged for common shares of BCE Emergis upon confirmation by the Board of Directors of the Company of the declaration of a special distribution of $1.45 per common share of BCE Emergis. On June 16, 2004, we held a special shareholders' meeting and the shareholders approved by 99.9% a reduction in stated capital of $150.0 million to allow for the declaration of the special distribution. Following this meeting, the subscription receipts were automatically exchanged into common shares of BCE Emergis. On June 30, 2004, we paid the special distribution.

As a result of this transaction, as of June 16, 2004, BCE Emergis was no longer related to BCE Inc. and its subsidiaries and, accordingly, we lost the benefit of the tax loss monetization arrangement between Bell Canada and BCE Emergis which was terminated on May 31, 2004. As a consequence, we wrote down $56.0 million of the future income tax assets in the second quarter.

As a result of the sale by BCE Inc. of its ownership position in BCE Emergis, we also no longer benefit from various shared costs as members of the BCE group. In addition, certain of our customer and supplier

(1) The three-year distribution agreement with Bell Canada for legacy products extended in September 2001

agreements contain change of control clauses, although, to date, we are unaware of any customers and suppliers which have terminated (or indicated their intention to terminate) their agreements with the Company for that reason. We continue to monitor the effect of the sale on our long-term relationships with these customers and suppliers and our future prospects.

In connection with the sale by BCE Inc. of its ownership position in BCE Emergis, Bell Canada agreed to acquire our eSecurity operations. On June 30, 2004, we completed the sale of these operations for a total consideration of $30.3 million, subject to certain closing adjustments. The eSecurity business operations for the current quarter and six-month period have been treated as a discontinued operation and the comparative figures have been restated. During the current period, we recorded a gain on sale of the eSecurity operations of $15.4 million, which is included in the net income from discontinued operations.

As part of the sale by BCE Inc. of its ownership interest in BCE Emergis, we also agreed to terminate the Bell legacy contract and related agreements with Bell Canada and sell to Bell Canada the remaining intellectual property connected thereto for $10.3 million which we recorded as a gain on sale. On June 30, 2004, we also received $4.7 million as a break-up fee for the early termination of that contract. This break-up fee is included as a contract settlement on the income statement.

Bell Canada and its subsidiaries are and will continue to be important customers of BCE Emergis. To better define our on-going relationship, BCE Emergis and Bell Canada have entered into a five-year reciprocal commercial agreement whereby BCE Emergis will be the preferred supplier for the provision of eFinance and eHealth services to Bell Canada and its subsidiaries, both for internal use and for resale. In turn, Bell Canada will be the preferred supplier of telecommunications and other services comprised in Bell Canada's suite of enterprise products and services to BCE Emergis, both for internal use and for resale.

Settlement of a dispute - On April 13, 2004, we received US$8.8 million (C$11.5 million) as settlement of a dispute relating to a distribution agreement with a technology provider in connection with a product that we no longer market. Of this amount, $0.6 million represented commissions due on past services which have been included in revenue. The remaining amount, less legal fees incurred in 2004 related to the settlement, is presented as a contract settlement on the income statement for the current period in the amount of $9.1 million.

Sale of U.S. Health operations - The sale agreements for both our preferred provider organization (PPO) and our care management operations have price adjustment clauses related to the level of working capital at closing of both transactions. As at June 30, 2004, we had completed the working capital calculation for the care management business, which resulted in no further adjustment to the sale price. For our PPO operations, the calculation has not yet been finalized. However, as at June 30, 2004, we determined a potential downward adjustment of $3.1 million. We expect to finalize the working capital calculation in the third quarter of 2004. During the second quarter, we incurred additional disposal costs of $3.4 million relating to the sale of U.S. Health. These adjustments are reported as a loss on disposition of discontinued operations. Our PPO operations were carried out by a wholly owned subsidiary, BCE Emergis Corporation, which also holds options to purchase shares of a publicly traded company. These options remained in BCE Emergis Corporation at closing but there is a sale price adjustment associated with the exercise of the options or the purchase of these options by a third party. These options are currently the subject of a dispute between BCE Emergis Corporation and the grantors of these options.

Sale of BCE Emergis Systems, Inc. – On May 28, 2004, the Company completed the sale of BCE Emergis Systems Inc., a U.S. wholly owned subsidiary, which carried on legacy messaging and translation services, as part of the messaging and collaboration operations, a total cash consideration of US$0.8 million ($1.3 million). During the current period the Company recorded a gain on the sale of $1.3 million, which is included in income from continuing operations.

Sale of webdoxs operations - On July 7, 2004, we sold our webdoxs bill presentment service to EPO Inc., a subsidiary of Canada Post Corporation, for a total consideration of $14.5 million. We received $8.0 million of the total purchase price of $14.5 million at closing. The remaining amounts are payable in three instalments: $1.5 million on December 31, 2004, $2.5 million on December 31, 2007, and $2.5 million on December 31, 2008. The remaining balance bears interest at prime plus 1%.

We have reclassified the webdoxs operations as a discontinued operation for the current quarter, as well as for preceding periods. The webdoxs operations generated a net loss of $1.4 million in the current quarter.

As part of the transaction, e-route (a subsidiary of BCE Emergis) has assigned and amended its services agreement with Emergis to EPO Inc. We will continue to provide services under that agreement to EPO Inc. at the fees set forth in the agreement to support the webdoxs operations for a maximum of eighteen months after closing. Certain webdoxs assets related to the operations will be transferred to EPO Inc. at the end of the service agreement.

Restructuring and other charges

On December 31, 2003, we undertook a streamlining program of our operations. As at March 31, 2004, we had an unpaid restructuring balance of $10.9 million. During the second quarter of 2004, we increased the charge by $2.4 million and paid $5.8 million of these charges. As at June 30, 2004, the unpaid restructuring charges represented $7.5 million, which are included in accounts payable and accrued liabilities. This amount partially offset the reversal of $6.3 million taken in the first quarter of 2004. It is expected that other charges will be incurred in the third quarter, which will offset the remaining reversal of the restructuring and other charges.

REVENUE

Total revenue definition

Total revenue, includes core revenue by customer segment and non-core revenue. Non-core revenue includes the Bell legacy contract[1], which was terminated on June 30, 2004, and revenue from other non-core and exited products.

Additionally, as of January 1, 2004, we modified our reporting to separately disclose non-core operations, which were originally included in the eFinance and eHealth segments. We have restated comparative results to reflect this change. Starting on January 1, 2004, all new contracts with governments entered into directly or through a distribution channel are included in the eHealth segment.

Total revenue

Three months ended June 30, 2004 compared with the three months ended June 30, 2003

	2004				2003			
($ millions)	**Recurring**	**Non-recurring**	**Total**	**% of total**	**Recurring**	**Non-recurring**	**Total**	**% of total**
Core eHealth	17.4	0.3	17.7	28	14.1	0.7	14.8	20
Core eFinance	19.6	6.9	26.5	43	21.5	10.1	31.6	42
Total core revenue	37.0	7.2	44.2	71	35.6	10.8	46.4	62
Non-core revenue	18.0	0.3	18.3	29	27.2	1.0	28.2	38
Total revenue	**55.0**	**7.5**	**62.5**	**100**	**62.8**	**11.8**	**74.6**	**100**

Total revenue for the three months ended June 30, 2004 decreased to $62.5 million from $74.6 million last year as a result of a decrease of $9.9 million in non-core revenue and a $2.2 million decrease in core revenue.

Total core revenue decreased to $44.2 million from $46.4 million last year mainly due to the expiry of a point of sale agreement and a reseller agreement with Bell Canada and to lower non-recurring revenue derived from lower implementation fees in our U.S. eLending operations, partly mitigated by the revenue from new acquisitions in our eHealth business.

Non-core revenue of $18.3 million included $17.6 million in revenue from the Bell legacy contract, which decreased by $7.5 million from the prior period due to the fixed revenue reductions in the contract. As at June 30, 2004, we agreed to terminate that contract and received $4.7 million in break-up fee. This fee is presented as contract settlement below the gross margin line on the income statement. Revenue from other non-core and exited products decreased $2.4 million from the prior period reflecting the sale in June 2003 of our care management business in Canada.

[1] The three-year distribution agreement with Bell Canada for legacy products extended in September 2001

Recurring / non-recurring core revenue

Recurring revenue for the current period totalled $37.0 million (84% of core revenue) compared with $35.6 million (77% of core revenue) in 2003, reflecting a $1.4 million increase related to an increase of eHealth revenue, partly offset by the expiry of a point-of-sale contract and a reseller agreement with Bell Canada.

Non-recurring revenue amounted to $7.2 million (16% of core revenue) compared with $10.8 million (23% of core revenue) during the same period last year, representing a decrease of $3.6 million. Revenue from the implementation of mortgage lenders and service vendors in our eLending business in the U.S. were the major contributors to non-recurring revenue in the second quarter 2004, which was less than for the same period in 2003.

Related party revenue and expenses

As at June 16, 2004, BCE Inc. was no longer our controlling shareholder. Therefore, all transactions with BCE Inc. and its subsidiaries are no longer considered related party transactions. For the period from April 1, 2004 to June 16, 2004, we were related to BCE Inc. and its subsidiaries, and related party revenue totalled $9.1 million compared to $25.6 million for a full three-month period last year. This decrease is mainly due to the fixed revenue reduction related to the Bell legacy contract, as well as to lower revenue resulting from the expiry of a contract related to our point of sale solutions with Bell Canada and a reseller agreement with Bell Canada.

Related party direct costs for the second quarter of 2004 totalled $9.1 million compared to $16.7 million in 2003. The decrease of $7.6 million was due directly to a decrease in revenue from the Bell legacy contract. Other related party expenses decreased by $6.9 million, from $13.9 million in 2003 to $7.0 million in 2004, also due to the Bell legacy contract.

Following the decision by BCE Inc. to sell its ownership position in BCE Emergis, we agreed with Bell Canada to unwind as of May 31, 2004 a tax loss monetization structure in place between the two companies. For the first two months of the current quarter, the tax monetization structure with Bell Canada generated net interest income of $2.5 million and a provision (deferred) for income taxes in the amount of $3.0 million, for a net impact of $0.4 million on net income. Further details of this structure are included in *Note 16* to the *Interim consolidated financial statements.*

Core revenue by customer segment

eFinance

This segment's revenue decreased $5.1 million to $26.5 million (60% of core revenue) from $31.6 million (68% of core revenue) for the same quarter last year. Core recurring revenue amounted to $19.6 million for the current quarter compared with $21.5 million in 2003, a decrease of $1.9 million mainly due to the impact of the expiry of a point-of-sale contract and a reseller agreement with Bell Canada which represented a decrease in revenue of approximately $2.8 million. In addition, revenue from our Canadian eInvoicing business decreased by $0.8 million partly offset by $1.2 million from higher transaction levels from our Canadian electronic payment solutions. However, revenue from our Canadian eLending real estate solution increased by $0.5 million which was offset by a decrease in revenue from our legacy U.S. eLending solution due to a migration of customers to our newer U.S. e-Lending solution.

Core non-recurring revenue decreased from $10.1 million in 2003 to $6.9 million in 2004. The majority of revenue in both periods represented professional service fees generated by our eLending business in the U.S. which were lower in 2004 compared to 2003. Lower professional fees from ePayment Solutions also contributed to the decrease.

eHealth

This unit generated core revenue of $17.7 million (40% of core revenue) during the current period compared with $14.8 million (32% of core revenue) for the same period in 2003. Core recurring revenue increased to $17.4 million from $14.1 million in the same quarter last year, mainly due to the new contribution from acquisitions made in 2004. We experienced a higher volume of claims processed which revenue was offset by a lower level of drug card production and other eHealth related revenue. Core non-recurring revenue decreased to $0.3 million from $0.7 million due to revenue from the sale of a license in 2003 which was not present in 2004.

Total revenue

Six months ended June 30, 2004 compared with the six months ended June 30, 2003

	2004				2003			
($ millions)	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Core eHealth	31.4	0.7	32.1	26	27.2	1.5	28.7	20
Core eFinance	37.5	15.4	52.9	42	42.0	17.9	59.9	41
Total core revenue	68.9	16.1	85.0	68	69.2	19.4	88.6	61
Non-core revenue	38.7	0.9	39.6	32	55.9	1.9	57.8	39
Total revenue	**107.6**	**17.0**	**124.6**	**100**	**125.1**	**21.3**	**146.4**	**100**

Total revenue for the six months ended June 30, 2004 decreased to $124.6 million from $146.4 million last year as a result of an $18.2 million decrease in non-core revenue and a $3.6 million decrease in core revenue.

Total core revenue decreased to $85.0 million from $88.6 million last year mainly due to the expiry of a point of sale contract with Bell Canada and a reseller agreement with Bell Canada, as well as to lower non-recurring implementation fees from our eLending business in the U.S. These decreases were partly offset by the contributions from 2004 acquisitions in the eHealth segment.

Non-core revenue of $39.6 million included $37.7 million in revenue from the Bell legacy contract, which decreased by $13.2 million from the prior period due to fixed revenue reductions in the contract. The balance of non-core revenue, which included $1.9 million in other non-core exited products, was down $5.0 million from the prior period reflecting the sale in June 2003 of our care management business in Canada.

Recurring / non-recurring core revenue

Recurring revenue for the current period totalled $68.9 million (81% of core revenue) compared with $69.2 million (78% of core revenue) in 2003, due to the impact of the expiry of point-of-sale contract with Bell Canada and a reseller agreement with Bell Canada, partly offset by an increase in eHealth revenue.

Non-recurring revenue amounted to $16.1 million (19% of core revenue) compared with $19.4 million (22% of core revenue) during the same period last year. Revenue from the implementation of mortgage lenders and service vendors in our eLending business in the U.S. was the major contributor to non-recurring revenue in the second quarter 2004, as well as in 2003. Lower implementation revenue, lower professional fees from the WSIB initiative and lower revenue from ePayment services contributed to the decrease.

Related party revenue and expenses

For the period of January 1, 2004 to June 16, 2004, we were related to BCE Inc. and its subsidiaries. Related party revenue during this period totalled $25.9 million compared to $50.0 million for a full six-month period last year. This decrease is mainly due to the fixed revenue reduction from the Bell legacy contract, as well as to lower revenue resulting from the expiry of a point-of-sale contract with Bell Canada and a reseller agreement with Bell Canada.

Related party direct costs for the second quarter of 2004 totalled $22.4 million compared to $33.3 million. The decrease of $10.9 million was directly due to a decrease in revenue from the Bell legacy contract. Other related party expenses decreased by $10.0 million, from $28.3 million in 2003 to $18.3 million in 2004, also due to the Bell legacy contract.

For the first five months of the current period, the tax monetization structure with Bell Canada generated net interest income of $6.3 million and a provision (deferred) for income taxes in the amount of $7.5 million, for a net impact of $1.1 million on net income. Further details of this structure are included in *Note 16* to the *Interim consolidated financial statements*.

Core revenue by customer segment

eFinance

This segment's revenue decreased to $52.9 million (62% of core revenue) from $59.9 million (68% of core revenue) for the same quarter last year, representing a decrease of $7.0 million. Core recurring revenue amounted to $37.5 million for the six-month period compared with $42.0 million in 2003. The decrease of $4.5 million was mainly due to the $5.2 million impact of the expiry of contracts related to point of sale with Bell Canada, messaging and collaboration solutions and a reseller agreement with Bell Canada. In addition, our Canadian eInvoicing business decreased by $1.6 million. These decreases were partly offset by higher contributions of approximately $1.5 million from our cash management and Canadian electronic payment solutions. Our revenue from our Canadian eLending-real estate solution grew by $0.8 million due to a higher level of transactions which was offset by a decrease in revenue from our legacy U.S. eLending solution due to a migration of customers to our newer U.S. eLending solution.

Core non-recurring revenue decreased from $17.9 million in 2003 to $15.4 million in 2004. The majority of revenue in both periods represented professional services fees generated by our eLending business in the U.S. The decrease was mainly due to lower professional fees from the eLending business, Visa and eInvoicing solutions. We expect another slight decrease in implementation revenues in the second half of 2004. Increases in revenue from our eLending business going forward, will need to come from transaction revenues, which will be contingent on adoption and on our on-going relationship with Freddie Mac.

eHealth

This unit generated core revenue of $32.1 million (38% of core revenue) during the current period compared with $28.7 million (32% of core revenue) for the same period in 2003. Core recurring revenue increased to $31.4 million from $27.2 million in the same period last year due mainly to the contribution from acquisitions completed in 2004, and to a higher volume of transactions from the Ontario Workplace Safety and Insurance Board (WSIB) initiative. However, our volume of drug claims processing increased over the last six months of 2004 compared with the same period in 2003, but was mainly offset by the lower level of drug card production in 2004 compared to 2003. Core non-recurring revenue decreased $0.7 million from $1.5 million mainly due to lower professional fees generated by our initiative for the WSIB and to revenue from the sale of a license in 2003 which was not present in 2004.

COSTS AND EXPENSES

Direct costs, gross margin and *EBITDA*

Three months ended June 30, 2004 compared with the three months ended June 30, 2003

($ millions)	eFinance		eHealth		Non-core		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	26.5	31.6	17.7	14.8	18.3	28.2	-	-	62.5	74.6
Direct costs	4.5	7.3	3.9	3.5	8.0	11.0	-	-	16.4	21.8
Gross margin	22.0	24.3	13.8	11.3	10.3	17.2	-	-	46.1	52.8
Contract settlements	9.1	-	-	-	4.7	-	-	-	13.8	-
EBITDA	9.8	(2.9)	3.1	1.3	7.0	4.2	(2.4)	-	17.5	2.6

eFinance – Direct costs decreased in 2004 due to a lower level of eLending integration costs. The reduction in the gross margin in 2004 was due to the expiry of contracts in the point of sale area. *EBITDA* increased due to the impact of the contract settlement and cost containment efforts in 2004.

eHealth– The increase in direct costs was due to a higher level of revenue in the current quarter. The increase in the segment's *EBITDA* was the result of acquisitions in the first quarter of 2004.

Non-core – Direct costs decreased in line with the decrease in revenue. *EBITDA* increased due to the break-up fee received upon the termination of the Bell legacy contract.

Total – *EBITDA* increased by $14.9 million in 2004 due to the contract settlements of $13.8 million, and to a $3.5 million improvement from continuing operations, excluding restructuring and other charges of $2.4 million.

Six months ended June 30, 2004 compared with the six months ended June 30, 2003

($ millions)	eFinance		eHealth		Non-core		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	52.9	59.9	32.1	28.7	39.6	57.8	-	-	124.6	146.4
Direct costs	8.8	12.5	7.3	7.5	15.9	22.4	-	-	32.0	42.4
Gross margin	44.1	47.4	24.8	21.2	23.7	35.4	-	-	92.6	104.0
Contract settlements	9.1	-	-	-	4.7	-	-	-	13.8	-
EBITDA	4.0	(8.1)	4.7	3.0	11.4	9.2	3.9	-	24.0	4.1

eFinance – Direct costs decreased in 2004 due mainly to a reversal of certain telecom expenses from preceding years and a lower level of revenue. The reduction in the gross margin in 2004 was due to the expiry of contracts in the point of sale services network area. *EBITDA* increased due to the contract settlement related to the settlement of a dispute and cost containment efforts in the first quarter of 2004.

eHealth – Direct costs were virtually stable. The increase in the segment's *EBITDA* was the result of the previous quarter's acquisitions recorded at the end of the first quarter.

Non-core – Direct costs decreased in line with the decrease in revenue. The *EBITDA* increased mainly as a result of the break-up fee mentioned above.

Total – *EBITDA* increased by $19.9 million in 2004 due to contract settlements of $13.8 million, and to a $2.2 million improvement of our continuing operations excluding the reversal of restructuring and other charges of $3.9 million.

Expenses

Three months and six months ended June 30, 2004 compared with the three months and six months ended June 30, 2003

	Three- month period ended June 30				Six-month period ended June 30			
	2004		2003		2004		2003	
	$ millions	% of revenue	$ millions	% of revenue	$ millions	% of revenue	$ millions	% of revenue
Operations	20.4	33	23.7	32	40.5	32	47.4	32
Sales & Marketing	6.4	10	9.4	13	13.1	11	18.1	12
Research & Development	7.6	12	7.0	9	19.2	15	17.2	12
General Administrative	5.6	9	10.1	13	13.5	11	17.2	12
Total expenses before:	40.0	64	50.2	67	86.3	69	99.9	68
Restructuring and other charges	2.4	-	-	-	(3.9)	-	-	-
Total expenses	42.4	-	50.2	-	82.4	-	99.9	-
Headcount (end of period)	**1,106**		**2,026**		**1,106**		**2,026**	

Three months ended June 30, 2004 compared with the three months ended June 30, 2003

Overall expenses (excluding restructuring and other charges) decreased by $10.2 million or 20% compared with the same period in 2003. The dollar and percentage decreases relate mostly to the reduction in headcount and employee-related expenses associated with the restructuring and cost-cutting initiatives undertaken in the first quarter of 2004. In addition, operating expenses decreased in line with the fixed revenue reduction related to the Bell legacy contract.

Sales and marketing expenses were adjusted to reflect the revenue reduction expected in 2004 compared to 2003.

Research and development expenses increased due to the decreased development funding following the renegotiation of our agreement with Freddie Mac in September 2003. This increase was offset in the current quarter by a retroactive tax credit from Investissement Québec (Carrefour de la Nouvelle Technologie) as at June 30, 2003. Further details are included in *note 18* to the *Interim consolidated financial statements*.

The decrease in general and administrative expenses related to higher professional fees associated with various corporate activities in 2003 and higher bad debt expense in 2003.

Six months ended June 30, 2004 compared with the six months ended June 30, 2003
Overall expenses (excluding restructuring and other charges) decreased by $13.6 million or 14% compared with the same period in 2003. The dollar and percentage decreases relate mostly to the reduction in headcount and employee-related expenses associated with the restructuring and cost-cutting initiatives undertaken in the latter part of the current quarter. In addition, operating expenses decreased in line with the fixed revenue reduction of the Bell legacy contract.

Sales and marketing expenses were adjusted to reflect the reduction in revenue expected in 2004 compared to 2003. Research and development expenses increased in 2004, due to the same factors described in the second quarter of 2004. The increase in general and administrative expenses related to higher professional fees associated with various corporate activities and higher bad debt expense in 2003.

Restructuring and other charges
The streamlining of our organization associated with the restructuring and other charges recorded at the end of 2003, took place mainly in the second half of the first quarter in 2004. While a significant portion of the restructuring plan had been completed by the end of the first quarter, we will continue to incur costs over this fiscal year to offset the $6.3 million reversal taken in the first quarter of 2004. For the second quarter, we incurred costs of $2.4 million.

Depreciation

	Three months ended June 30		Six months ended June 30	
($ millions)	**2004**	**2003**	**2004**	**2003**
Depreciation	3.5	3.3	5.9	7.0

The increase in depreciation for the current period is the result of fixed assets acquired through the new acquisitions in the eHealth business. For the six months ended June 30, 2004, the decrease was the result of the review of the useful lives of certain assets undertaken in January 2003.

Amortization of intangible assets

	Three months ended June 30		Six months ended June 30	
($ millions)	**2004**	**2003**	**2004**	**2003**
Amortization of intangible assets	4.6	5.6	8.7	11.1

Amortization of intangibles decreased in the current period and for the first six months of 2004, mainly as a result of the write-down of intangible assets included in the restructuring and other charges recorded at the end of 2003.

Interest
Interest income for the three-month period ended June 30, 2004 decreased by $1.1 million compared to the same period in 2003 mainly due to the termination of the tax loss monetization structure described in *Note 16* to the *Interim consolidated financial statements*.

For the first six months of 2004, interest income increased by $0.4 million due to higher interest rates and cash on hand. The tax loss monetization structure was not present for the entire first quarter of 2003, nor was it present for the entire second quarter of 2004.

Loss on foreign exchange

For the three-month period ended June 30, 2004, the loss on foreign exchange decreased by $0.7 million as a result of lower level of foreign currency transactions.

For the six-month period ended June 30, 2004, the loss on foreign exchange increased by $2.8 million mainly due to the impact of currency forward contracts to maintain the value of our foreign investments, which generated an accounting loss of $5.0 million in the first quarter, mitigated by a gain of $1.5 million realized in foreign exchange related to our operations in the first quarter.

Income taxes

Income tax expense was $64.3 million for the three-month period ended June 30, 2004, compared with $2.2 million for the same period in 2003. The increase in the income tax expense is mainly attributable to the valuation allowance of $56.0 million recorded against the future income tax assets of our continuing Canadian operations. This valuation allowance was taken as a result of the Company's assessment that the future income tax assets are no longer "more likely than not" realizable given the uncertainty surrounding its ability to generate sufficient taxable income as a result of the termination on May 31, 2004 of the tax loss monetization arrangement between BCE Emergis and Bell Canada. Also contributing to the increase in income tax expense is a higher net income before tax for the three-month period ended June 30, 2004, compared to the same period in 2003.

For the six-month period ended on June 30, 2004, the income tax expense was $72.6 million compared with $3.8 million for the same period in 2003. The increase in income tax expense was mainly due to the reasons indicated above.

Discontinued operations and assets held for sale

Three months ended June 30, 2004 compared with the three months ended June 30, 2003

Revenue for the three months ended June 30, 2004 from discontinued operations decreased by $40.1 million, to $9.3 million from $49.4 million in the same period last year. The $40.1 million decrease resulted mainly from the sale of the U.S. Health operations in the first quarter of 2004. *EBITDA* decreased by $15.3 million to $2.0 million this quarter from $17.3 million for the same period last year due to the non-contribution of the U.S. Health business in the current quarter.

Completion of the sale of our eSecurity operations generated a net gain on assets held for sale of $15.4 million. This sale price is subject to a subsequent adjustment. As a result of this gain, net income for the eSecurity operations totalled $11.0 million for 2004 compared to $1.3 million in 2003.

With respect to the sale of the PPO component of our U.S. Health operations, we are in the process of finalizing sale price adjustments, which will be completed in the third quarter. As at June 30, 2004, we estimated a downward adjustment of $3.1 million. We also incurred $3.4 million of additional disposal costs in the second quarter following the closing of the sale.

For the webdoxs operations, the net loss totalled $1.4 million in 2004, compared to a loss of $2.8 million in 2003. The sale of webdoxs will be recorded in the third quarter of 2004.

Six months ended June 30, 2004 compared with the six months ended June 30, 2003
Revenue from the first six months ending June 30, 2004, from the discontinued operations decreased by $58.8 million to $42.9 million from $101.7 million for the same period last year, due mainly to the closing of the sale of U.S. Health representing only two months of operations in 2004, which also impacted the *EBITDA* contribution in 2004. The *EBITDA* contribution decreased by $24.6 million to $9.5 million compared to $34.1 million for the same period last year.

For the first six-month period of 2004, the loss on the sale of the U.S. Health operations amounted to $(4.8) million, while the sale of eSecurity generated a $15.4 million gain.

Net income from our discontinued operations totalled $9.7 million in 2004 compared to $23.0 million in 2003 as a result of the preceding elements.

Net income (Loss)
Net loss for the three months ended June 30, 2004, was $37.2 million ($(0.36) per share), a decrease of $43.1 million compared with net income of $5.9 million ($0.06 per share) in the second quarter of 2003. The decrease was due to a $62.1 million increase in income taxes which was mitigated by a $17.3 million increase in *EBITDA* before $2.4 million of restructuring and other charges; reduction in amortization of intangible assets totalling $1.0 million; a $1.1 million decrease in interest income; a gain on sale of assets of $11.6 million; a decrease of $0.7 million in loss on foreign exchange and other; and, a $8.4 million decrease in earnings' contribution from discontinued operations.

Net loss for the six months ended June 30, 2004, was $37.3 million ($(0.36) per share), a decrease of $48.0 million compared with net income of $10.7 million ($0.10 per share) in the first six months of 2003. The decrease was due to a $68.8 million increase in income taxes which was mitigated by a $16.0 million increase in *EBITDA* before a net reversal of $3.9 million in restructuring and other charges; reductions in depreciation expense and amortization of intangible assets totalling $3.5 million; a $0.4 million increase in interest income; a gain on sale of assets of $12.1 million; an increase of $2.8 million in loss on foreign exchange; and, a $13.3 million decrease in earnings' contribution from discontinued operations.

Liquidity and capital resources
As of June 30, 2004, cash and temporary investments were $242.4 million, an increase of $113.8 million over December 31, 2003. Working capital was $159.8 million, a decrease of $91.2 million compared to December 31, 2003, mainly as a result of the $150.0 million special distribution and the net proceeds of $45.0 million for the sale of our eSecurity operations, the intellectual property related to the Bell legacy contract.

($ millions)	Three months ended June 30 2004	2003	Six months ended June 30 2004	2003
Cash flows used for operating activities	(16.2)	(8.4)	(30.3)	(13.4)
Cash flows from (used for) investing activities	33.3	(1.2)	290.3	(4.0)
Cash flows used for financing activities	(157.7)	(5.7)	(161.8)	(11.1)
Other	7.6	(1.4)	4.1	(3.3)
Increase (decrease) in continuing cash position	**(133.0)**	**(16.7)**	**102.3**	**(31.8)**
Cash flow from discontinued operations	-	12.7	2.7	27.7
Increase (decrease) in cash position	**(133.0)**	**(4.0)**	**105.0**	**(4.1)**

Three months ended June 30, 2004 compared to the three months ended June 30, 2003

Compared to the corresponding period last year, cash flows used for operating activities increased by $7.8 million mainly due to the payment of a portion of our payables to BCE Inc. and its subsidiaries in the second quarter of 2004 following the sale of our eSecurity operations and the termination of the Bell legacy contract and the decrease of the deferred revenue, partly offset by the increase of *EBITDA* generated this quarter.

Cash flows from investing activities were $33.3 million due to the receipt of net proceeds from the sale of our eSecurity operations, the intellectual property related to the Bell legacy contract and the adjustment to the sale price for U.S. health totalling $34.8 million. Other items effecting cash flows from investing activities include, $1.7 million in addition to capital assets and $0.2 million of cash from acquired businesses. . During the corresponding quarter last year, $1.2 million were used for investing activities related to additions to capital assets.

Cash flows used for financing activities were $157.7 million compared to $5.7 million for the corresponding quarter of 2003. The $152.0 million increase was mainly due to the $150.0 million special distribution to our shareholders paid on June 30, 2004, a repayment of long-term debt of $8.2 million less $0.5 million received from the issuance of common shares during the second quarter of 2004. In the second quarter of 2003, we used $5.7 million for the repayment of long-term debt.

The foreign exchange gain on cash held in foreign currencies increased our cash position by $7.6 million compared to a loss on foreign exchange of $1.4 million for the same period last year. The increase was due to the strengthening of the US dollar during the second quarter.

Six months ended June 30, 2004 compared to the six months ended June 30, 2003

Compared to the corresponding period last year, cash flows used for operating activities increased by $16.9 million mainly due to the payment of a portion of our payables to related parties in the first six months of 2004 and the decrease of the deferred revenue, partly offset by the increase of *EBITDA* generated in the second quarter of 2004.

Cash flows from investing activities were $290.3 million due to the receipt of proceeds from the sale of our U.S. Health operations, eSecurity operations and the intellectual property related to the Bell legacy contract totalling $320.2 million, net of $22.0 million disbursed for the acquisitions of WARE Solutions, Tri-Comp Systems Ltd.

and Gestion InfoPharm Inc., and additions to capital assets in the amount of $8.2 million related to our services. During the corresponding period last year, $4.0 million were used for investing activities related to additions to capital assets.

Cash flows used for financing activities were $161.8 million compared to $11.1 million for the corresponding quarter of 2003. The $150.7 million increase was mainly due to the $150.0 million special distribution to our shareholders and the remaining amount for the repayment of debt. In the first six months of 2003, we used $11.1 million for the repayment of long-term debt.

The foreign exchange gain on cash held in foreign currencies increased our cash position by $4.1 million compared to a loss of $3.3 million for the same period last year.

Financial instruments

As at June 30, 2004, we held currency forward contracts totalling US$200.0 million, of which US$25.0 million will terminate on October 29, 2004 and US$175.0 million which was extended until July 30 2004. We disbursed a total of $2.9 million as a result of the rate differential due to several contract renewals. This amount, which will be recuperated on July 30, 2004, was booked in the second quarter as a foreign currency translation adjustment. Respectively, these contracts will convert U.S. dollars into Canadian dollars at the rate of C$1.34634 and C$1.3212. As at June 30, 2004, the principal amounts to be received under these contracts were approximately $264.0 million.

The carrying value of all of our financial instruments approximates their fair value other than the financial instrument related to the options held by our former U.S. Health subsidiary in a public company which are carried at a cost of approximately $10. 0 million and for which the fair value currently is non-determinable.

Off-balance sheet arrangements

The tax loss monetization arrangement with Bell Canada was unwound on May 31, 2004. In connection with the unwinding of this arrangement, a wholly owned subsidiary repurchased the $1 billion preferred shares issued to Bell Canada in exchange for the $1 billion loan receivable from BCE Emergis (the "BCE Emergis loan"). Immediately thereafter, the $1 billion subordinated demand loan advanced to Bell Canada in 2003 and the BCE Emergis loan were paid in full by way of set-off.

On June 30, 2004, we borrowed $150.0 million through the issuance of bankers' acceptances to fund the special cash distribution. The Bankers' acceptances carry a rate of interest of 2.55% and mature on July 30, 2004. It is expected that the loan will be renewed until August 30, 2004 at which time sufficient cash currently invested in a foreign subsidiary will become available to repay Banker's acceptances. We have the legal right to offset the Bankers' acceptances against our cash balances and intend to exercise that right. For reporting purposes we have offset the Bankers' acceptances against our cash and cash equivalents.

Related party transactions

As at June 30, 2004, the balance sheets in our *Interim consolidated financial statements* do not include any balances due by or from related parties, since as of June 16, 2004 BCE Emergis was no longer subject to control by BCE Inc. As at December 31, 2003, the balance sheet included related parties line items as follow: accounts receivable of $10.1 million; other current assets of $16.0 million; accounts payable and accrued liabilities of $58.5 million; and $5.0 million in deferred revenue.

Outstanding shares

As at July 19, 2004, we had 103,354,293 outstanding common shares.

FUTURE ACCOUNTING CHANGE

The CICA recently issued revisions to *Section 3860* of the *CICA Handbook, Financial instruments – Disclosure and presentation*. The *Section* now clarifies the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Many of these financial instruments were previously classified as equity. These revisions will come into effect January 1, 2005. Management is currently evaluating the impact of these revisions on the *Consolidated financial statements*.

OUTLOOK

We generated positive *EBITDA* and a significant net loss in the first six months of 2004. The net loss of $37.2 million resulted mainly from a one-time write-down of future income tax assets of $56.0 million due to the termination of the tax loss monetization arrangement with Bell Canada following the change of control, whereas our *EBITDA* of $17.5 million was favourably impacted by the one-time contract settlements.

For the balance of the year, our overall revenue will be affected by the termination of the Bell legacy contract, which generated $17.6 million in the second quarter of 2004. Our *EBITDA* on a sequential basis will also be impacted by the termination of the Bell legacy contract but we expect growth in *EBITDA* from core operations compared to 2003. In addition, *EBITDA* for the second half of 2004 is not expected to benefit from contract settlements. As mentioned elsewhere, the Company expects to take restructuring and other charges of some $3.9 million which are expected to bring *EBITDA* at, or marginally above, breakeven.

We will continue to pursue our objectives of operational excellence and execution, cost control, core revenue growth and our on-going review of our services, – all of which should help to strengthen our position in our markets. In addition, we will continue to pursue acquisitions in eHealth and eFinance in order to increase our market share and presence and to leverage our technology platforms. We expect to continue financing our capital expenditures and discharging our liabilities through funds on hand, internally generated funds and available credit facilities.

BCE Emergis

Consolidated Statements of Earnings

(millions of Canadian dollars, except income (loss) per share and number of shares)	For the three month period ended June 30, 2004 (unaudited)	For the three month period ended June 30, 2003 (unaudited)	For the six month period ended June 30, 2004 (unaudited)	For the six month period ended June 30, 2003 (unaudited)
Revenue	62.5	74.6	124.6	146.4
Direct costs	16.4	21.8	32.0	42.4
Gross margin	46.1	52.8	92.6	104.0
Contract settlements (note 8)	13.8	-	13.8	-
Expenses				
Operations	20.4	23.7	40.5	47.4
Sales and marketing	6.4	9.4	13.1	18.1
Research and development, net (note 18)	7.6	7.0	19.2	17.2
General and administrative	5.6	10.1	13.5	17.2
Restructuring and other charges (note 13)	2.4	-	(3.9)	-
	42.4	50.2	82.4	99.9
Earnings before under noted items	17.5	2.6	24.0	4.1
Depreciation	3.5	3.3	5.9	7.0
Amortization of intangible assets	4.6	5.6	8.7	11.1
Interest income	(3.6)	(4.7)	(8.8)	(8.4)
Interest on long-term debt	0.6	1.2	1.2	2.2
Gain on sale of assets (notes 6 and 7)	(11.6)	-	(12.1)	-
Loss on foreign exchange	-	0.7	3.5	0.7
Other	-	(0.1)	-	-
Income (loss) from continuing operations before income taxes	24.0	(3.4)	25.6	(8.5)
Income taxes (note 17)				
Current	0.5	0.4	1.0	0.7
Future	63.8	1.8	71.6	3.1
	64.3	2.2	72.6	3.8
Net loss from continuing operations	(40.3)	(5.6)	(47.0)	(12.3)
Net income from discontinued operations - net of income taxes (note 11)	3.1	11.5	9.7	23.0
Net (loss) income	(37.2)	5.9	(37.3)	10.7
Basic loss per share ($) from continuing operations	-0.39	-0.05	-0.46	-0.12
Basic income per share ($) from discontinued operations	0.03	0.11	0.09	0.23
Basic (loss) income per share ($)	(0.36)	0.06	(0.36)	0.10
Diluted loss per share ($) from continuing operations	-0.39	-0.05	-0.46	-0.12
Diluted income per share ($) from discontinued operations	0.03	0.11	0.09	0.22
Diluted (loss) income per share ($)	(0.36)	0.06	(0.36)	0.10
Weighted average number of shares outstanding used in computing basic income (loss) per share	103,310,217	101,978,223	103,271,366	101,943,164
Weighted average number of shares outstanding used in computing diluted income (loss) per share	103,311,524	104,835,135	103,287,552	104,815,216

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Deficit

(millions of Canadian dollars)	For the six month period ended June 30, 2004	For the six month period ended June 30, 2003
	(unaudited)	(unaudited)
Deficit - beginning of period	(1,176.9)	(1,080.1)
Net (loss) income	(37.3)	10.7
Deficit - end of period	(1,214.2)	(1,069.4)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Balance Sheets

(millions of Canadian dollars)	As at June 30, 2004 (unaudited)	As at December 31, 2003 (audited)
ASSETS		
Current		
Cash and cash equivalents (note 9)	242.4	128.6
Accounts receivable	29.7	25.4
Other current assets (note 18)	20.2	31.1
Current assets held for sale (note 11)	12.1	272.7
	304.4	457.8
Fixed assets	25.0	26.1
Intangible assets	40.1	24.2
Goodwill	48.1	38.6
Future income taxes	-	77.3
Other long-term assets	2.6	3.6
Long-term assets held for sale (note 11)	-	13.1
	420.2	640.7
LIABILITIES		
Current		
Accounts payable and accrued liabilities	87.8	144.9
Deferred revenue	14.9	27.9
Deferred credits	7.2	8.9
Current portion of long-term debt (note 10)	34.7	17.4
Current liabilities related to assets held for sale (note 11)	-	7.7
	144.6	206.8
Deferred credits and other	6.0	6.9
Future income taxes	3.7	-
Long-term debt	11.0	11.7
	165.3	225.4
SHAREHOLDERS' EQUITY		
Capital stock (note 14)	175.3	1,546.7
Contributed surplus (note 14)	1,289.2	76.8
Deficit	(1,214.2)	(1,176.9)
Foreign currency translation adjustment	4.6	(31.3)
	254.9	415.3
	420.2	640.7

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BCE Emergis

Consolidated Statements of Cash Flows

(millions of Canadian dollars)	For the three month period ended June 30, 2004 (unaudited)	For the three month period ended June 30, 2003 (unaudited)	For the six month period ended June 30, 2004 (unaudited)	For the six month period ended June 30, 2003 (unaudited)
Operating activities				
Net loss from continuing operations	(40.3)	(5.6)	(47.0)	(12.3)
Depreciation and amortization	8.1	8.9	14.6	18.1
Gain on sale of assets	(11.6)	-	(12.1)	-
Future income taxes	63.8	1.8	71.6	3.1
Non-cash foreign exchange loss on derivative financial instruments	-	-	5.0	-
Non-cash portion of restructuring and other charges	-	0.6	-	0.4
Non-cash stock based compensation (note 2)	0.2	-	0.4	-
Other	3.3	(1.4)	0.3	(1.3)
Changes in working capital	(39.7)	(12.7)	(63.1)	(21.4)
Cash flows used for operating activities	(16.2)	(8.4)	(30.3)	(13.4)
Investing activities				
Additions to fixed and intangible assets	(1.7)	(1.2)	(8.2)	(4.0)
Acquisitions (note 12)	-	-	(22.0)	-
Cash acquired on acquisition of businesses	0.2	-	0.3	-
Proceeds on sale of businesses	34.8	-	320.2	-
Cash flows from (used for) investing activities	33.3	(1.2)	290.3	(4.0)
Financing activities				
Repayment of long-term debt	(8.2)	(5.7)	(12.6)	(11.1)
Net reduction of share capital	(149.5)	-	(149.2)	-
Cash flows used for financing activities	(157.7)	(5.7)	(161.8)	(11.1)
Foreign exchange gain (loss) on cash held in foreign currencies	7.6	(1.4)	4.1	(3.3)
Cash flows from continuing operations	(133.0)	(16.7)	102.3	(31.8)
Cash flows from discontinued operations (note 11)	-	12.7	2.7	27.7
Cash and cash equivalents				
Increase (decrease)	(133.0)	(4.0)	105.0	(4.1)
Balance, beginning of period	375.4	106.9	137.4	107.0
Balance, end of period (1)	242.4	102.9	242.4	102.9
Supplemental disclosure of cash flow information				
Interest paid	0.6	1.3	1.0	1.8
Income taxes paid	1.0	0.7	1.1	0.9

(1) Includes the following:

Cash and cash equivalents related to:				
Continuing operations	242.4	92.6	242.4	92.6
Discontinued operations (note 11)	-	10.3	-	10.3
	242.4	102.9	242.4	102.9
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	0.8	7.1	4.7	8.3

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2004
(In millions of Canadian dollars except share data) (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2003, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003 and the notes thereto in the 2003 Annual Report.

1. Summary of significant accounting policies

Basis of presentation
The consolidated financial statements of BCE Emergis have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform with the current period's presentation as well as presenting the US Health, eSecurity and webdoxs operations as discontinued operations.

Impairment of long-lived assets
The Canadian Institute of Chartered Accountants (CICA) issued new Handbook Section 3063, Impairment of long-lived assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, plant and equipment. Effective January 1, 2004, the Company adopted the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. The adoption of this new standard did not have an impact on the consolidated financial statements.

Asset retirement obligations
Effective January 1, 2004 the Company adopted new Handbook section 3110, Asset retirement obligations. This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment. These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related asset and is amortized into income over time. This section is effective for fiscal years beginning on or after January 1, 2004 and the adoption of this new standard did not have an impact on the consolidated financial statements.

Hedging relationships
Effective January 1, 2004 the Company adopted Accounting Guideline 13 (AcG-13), Hedging relationships. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- the nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship
- application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship
- formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment
- the derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

Disclosure required by this new accounting guideline has been provided in note 19 to the consolidated financial statements.

(In millions of Canadian dollars except share data) (unaudited)

1. Summary of significant accounting policies (continued)

Future accounting changes
The CICA also recently made revisions to Handbook Section 3860 of the CICA Handbook, Financial Instruments – Disclosure and Presentation. This section now clarifies how to account for certain financial instruments that have liability characteristics and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities in the balance sheet. Many of these financial instruments were previously classified as equities. These revisions come into effect for fiscal years beginning on or after November 1, 2004. Management is currently evaluating the impact of these revisions on the consolidated financial statements.

2. Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applies to awards granted on or after January 1, 2002. In 2003, and in accordance with Handbook Section 3870, the Company elected to adopt the prospective application of the fair value based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. As a result the Company recorded an expense of $0.2 million and $0.4 million for the three and six-month periods ended June 30, 2004. The Company has also elected to continue to account for employee stock options granted in 2002 by measuring the compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The total number of outstanding stock options granted to employees and included in note 14 was 4,085,404 as at June 30, 2004. On July 2, 2004, following the $1.45 special cash distribution on June 30, 2004, and regulatory approval, the Company reduced the exercise price for all outstanding options granted by $1.47 in accordance with regulatory requirements.

The following outlines the assumptions used in the Black-Scholes option-pricing model for awards granted during the period:

	For the three-month period ended June 30		For the six-month period ended June 30	
	2004	2003	2004	2003
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	60.0%	75.0%	60.0%	75.0%
Risk-free interest rate	3.65%	3.92%	3.39%	3.98%
Expected life (years)	4	4	4	4
Weighted-average grant date fair value ($)	$2.62	$4.39	$3.10	$4.40

The following pro forma disclosure outlines the impact had the Company used the fair value based method of accounting for awards granted in 2002 to determine the compensation cost for the Company's stock-based employee compensation plans:

	For the three-month period ended June 30		For the six-month period ended June 30	
	2004	2003	2004	2003
Net (loss) income, as reported ($ millions)	(37.2)	5.9	(37.3)	10.7
Adjustment to net (loss) income ($ millions)	(1.2)	(1.8)	(2.6)	(3.6)
Pro forma net (loss) income ($ millions)	(38.4)	4.1	(39.9)	7.1
Pro forma basic and diluted (loss) income per share ($)	(0.37)	0.04	(0.39)	0.07

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2004

(In millions of Canadian dollars except share data) (unaudited)

3. Net income per share

The reconciliation of diluted income (loss) per share for the three and six-month periods ended June 30, 2004 (2003) is presented below:

	For the three-month period ended June 30, 2004			For the six-month period ended June 30, 2004		
	Net loss ($ millions) (numerator)	Number of shares (denominator)	Per share amount ($)	Net loss ($ millions) (numerator)	Number of shares (denominator)	Per share amount ($)
Net loss attributable to common shareholders	37.2	103,310,217	0.36	37.3	103,271,366	0.36
Dilutive options		1,307			16,186	
Net loss attributable to common shareholders and assumed conversions	37.2	103,311,524	0.36	37.3	103,287,552	0.36

	For the three-month period ended June 30, 2003			For the six-month period ended June 30, 2003		
	Net income ($ millions) (numerator)	Number of shares (denominator)	Per share amount ($)	Net income ($ millions) (numerator)	Number of shares (denominator)	Per share amount ($)
Net income attributable to common shareholders	5.9	101,978,223	0.06	10.7	101,943,164	0.10
Dilutive options		59,300			74,440	
Dilutive common shares to be issued related to acquisitions		2,797,612			2,797,612	
Net income attributable to common shareholders and assumed conversions	5.9	104,835,135	0.06	10.7	104,815,216	0.10

The following securities were excluded from the calculation of diluted earnings per share since the average market value of the underlying shares were less than the exercise price of the securities:

(number of shares)	For the three-month period ended June 30, 2004	For the three-month period ended June 30, 2003	For the six-month period ended June 30, 2004	For the six-month period ended June 30, 2003
Options	4,214,097	6,146,838	4,199,218	6,131,698
Warrants	650,000	650,000	650,000	650,000

(In millions of Canadian dollars except share data) (unaudited)

4. Sale of US Health operations

In December 2003, as a result of the Board of Director's approval of the Company's plan to sell its US Health operations, the Company wrote down the value of long-term assets associated with its these operations by $77.3 million. For the three-months ended March 31, 2004, the Company recorded a gain on the sale of the US Health operations of $1.7 million, which was included in the net income from discontinued operations. In the current period, this gain was reduced by $6.5 million as a result of working capital and disposal cost adjustments related to the sale. The details of the sale are as follows:

(a) Sale of care management segment of US Health

On March 2, 2004, the Company completed the sale of 100% of the issued and outstanding shares of National Health Services (NHS), a wholly owned subsidiary of the Company, for a total cash consideration of US$10 million.

(b) Sale of preferred provider organization (PPO) segment of US Health

On December 31, 2003, the Company reached an agreement to sell the PPO operations component of its US Health operations for a total consideration of US$213 million, subject to certain closing adjustments. The sale of the PPO operations was completed on March 4, 2004 and involved the sale of the issued and outstanding shares of BCE Emergis Corporation, a wholly owned subsidiary of the Company. BCE Emergis Corporation carried on the PPO operations of the Company and also held options to purchase shares of a publicly traded company. While these options were excluded from the sale, they were not being transferred out of BCE Emergis Corporation at closing.

The purchase price is subject to adjustments following the calculation, within 120 days from the closing date, of the amount of the working capital of the PPO operations as of the closing date: any shortfall from or excess from US$19.0 million will be paid by the Company or received by the Company on a dollar-for-dollar basis. In the current period, the Company recorded working capital and disposal cost adjustments of $6.5 million which have been included in income from discontinued operations.

The Company has provided an indemnification to the buyer in the stock purchase agreement regarding the business operations of BCE Emergis Corporation which covers principally any breach of representations and warranties and any covenants in excess of US$2 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations for which there is no deductible and no maximum amount. The Company's representations and warranties exist for a period of no later than 18 months or 30 days after the issuance of the audited financial statements of BCE Emergis Corporation for the year ending December 31, 2004, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations. These indemnification amounts have been included in Note 20 to the consolidated financial statements.

Following the completion of the sale, a subsidiary of the Company became the primary lessee under a lease which represents an obligation of US$18.3 million over the lease term. The Company has sublet, to third parties, a portion of this lease for periods of 3 months, 6 months, and 60 months. The remaining portion is currently being used for continuing operations.

5. Sale of eSecurity operations

On June 30, 2004, the Company sold its eSecurity operations for proceeds of $30.3 million, subject to certain closing adjustments. During the current period, the Company recorded a gain on sale of the eSecurity operations of $15.4 million, which is included in income from discontinued operations.

(In millions of Canadian dollars except share data) (unaudited)

6. Sale of intangible assets

On June 30, 2004, in conjunction with the early termination of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company sold the intangible assets used to service this product for proceeds of $10.3 million. During the current period, the Company recorded a gain on the sale these assets in the amount of $10.3 million which is included in income from continuing operations.

7. Sale of BCE Emergis Systems Inc.

On May 28, 2004, the Company completed the sale of 100% of the issued and outstanding shares of BCE Emergis Systems Inc., a wholly owned US subsidiary of the Company, which carried on the legacy messaging and translation services as part of the messaging and collaboration operations, for a total cash consideration of US$0.8 million ($1.3 million). During the current period, the Company recorded a gain on sale of $1.3 million which is included in income from continuing operations.

8. Contract settlements

On April 13, 2004 the Company received US$8.8 million ($11.5 million) in settlement of a dispute relating to a distribution agreement with a technology provider in connection with a product that the Company no longer markets. An amount of $9.1 million was related to the settlement of the contract, with the balance related to outstanding commissions receivable and repayment of 2004 legal costs incurred by the Company.

On May 6, 2004 the Company entered into an agreement with Bell Canada for the early termination of the extended exclusive distribution agreement signed in 2001. An amount of $4.7 million related to the settlement of the contract was recorded in the current period.

9. Bankers' acceptances

On June 30, 2004 the Company entered into an agreement with its banker for short-term borrowings of $150.0 million CAD through the issuance of bankers' acceptances. The bankers' acceptances are secured by cash balances currently being held by a foreign subsidiary of the Company bearing interest at a rate of 2.55%, and mature on July 30, 2004. These funds were used to pay the Special cash distribution on June 30, 2004 to shareholders of record on June 25, 2004.

The Company has the legal right to offset the bankers' acceptances with its cash balances and intends to do so. As a result, the short-term borrowings and cash and cash equivalents have been presented on a net basis.

10. Promissory note

On June 30, 2004, in conjunction with the early termination of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company has issued a promissory note to Bell Canada in the amount of $25.0 million. This promissory note bears no interest until maturity, which is to be no later than October 1, 2004. Thereafter, the promissory note will bear interest at a rate of 10% per annum commencing on the maturity date or, in the event of default, the default date. This amount was previously included in accounts payable and accrued liabilities.

(In millions of Canadian dollars except share data) (unaudited)

11. Discontinued operations and assets held for sale

On December 31, 2003, the Board of Directors approved the Company's plan to sell its US Health operations. The US Health operations included the preferred provider organization (PPO) segment and the care management segment which were part of the eHealth Solutions business unit. The Company completed the sale of the PPO segment and the care management segment of its US Health operations in March 2004. Additionally, on June 30, 2004, the Company completed the sale of its eSecurity operations and on July 7, 2004 the Company completed the sale of the webdoxs operations. The eSecurity and webdoxs operations were originally part of the eFinance business unit. Accordingly, the results of operations, cash flows and financial position of the US Health, eSecurity, and webdoxs operations have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item in the interim consolidated financial statements.

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended June 30, 2004				For the three-month period ended June 30, 2003			
	US Health	eSecurity	webdoxs	TOTAL	US Health	eSecurity	webdoxs	TOTAL
Revenue	-	8.6	0.7	9.3	41.8	7.0	0.6	49.4
Direct costs	-	1.1	0.5	1.6	4.2	0.9	0.3	5.4
Gross margin	-	7.5	0.2	7.7	37.6	6.1	0.3	44.0
Expenses								
Operations	-	2.2	0.5	2.7	15.4	1.9	0.5	17.8
Sales and marketing	-	0.6	0.3	0.9	1.8	0.4	0.5	2.7
Research and development, net	-	1.9	0.1	2.0	1.5	0.7	0.5	2.7
General and administrative	-	0.1	-	0.1	3.5	-	-	3.5
	-	4.8	0.9	5.7	22.2	3.0	1.5	26.7
Earnings (loss) before under noted items	-	2.7	(0.7)	2.0	15.4	3.1	(1.2)	17.3
Depreciation	-	1.0	0.1	1.1	1.2	0.8	0.1	2.1
Amortization of intangible assets	-	0.4	0.6	1.0	0.6	0.3	1.5	2.4
Interest income	-	-	-	-	(0.1)	-	-	(0.1)
Gain on sale of other assets	-	-	-	-	(1.2)	-	-	(1.2)
Loss (gain) on sale of assets held for sale	6.5	(15.4)	-	(8.9)	-	-	-	-
Other	-	-	-	-	0.2	-	-	-
(Loss) income before income taxes	(6.5)	16.7	(1.4)	8.8	14.7	2.0	(2.8)	13.9
Income taxes								
Current	-	-	-	-	0.5	-	-	0.5
Future	-	5.7	-	5.7	1.2	0.7	-	1.9
	-	5.7	-	5.7	1.7	0.7	-	2.4
(Loss) income from discontinued operations	(6.5)	11.0	(1.4)	3.1	13.0	1.3	(2.8)	11.5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2004
(In millions of Canadian dollars except share data) (unaudited)

11. Discontinued operations and assets held for sale (continued)

	For the six-month period ended June 30, 2004				For the six-month period ended June 30, 2003			
	US Health	eSecurity	webdoxs	TOTAL	US Health	eSecurity	webdoxs	TOTAL
Revenue	25.4	16.1	1.4	42.9	86.9	13.5	1.3	101.7
Direct costs	3.0	2.0	0.9	5.9	8.2	1.5	0.6	10.3
Gross margin	22.4	14.1	0.5	37.0	78.7	12.0	0.7	91.4
Expenses								
Operations	10.8	4.5	0.9	16.2	33.0	2.9	1.0	36.9
Sales and marketing	1.5	1.4	0.6	3.5	4.2	0.6	1.1	5.9
Research and development, net	1.3	3.0	(0.2)	4.1	3.6	2.2	1.0	6.8
General and administrative	3.6	0.1	-	3.7	7.7	-	-	7.7
	17.2	9.0	1.3	27.5	48.5	5.7	3.1	57.3
Earnings (loss) before under noted items	5.2	5.1	(0.8)	9.5	30.2	6.3	(2.4)	34.1
Depreciation	0.4	1.9	0.2	2.5	2.4	1.6	0.1	4.1
Amortization of intangible assets	0.3	0.7	1.1	2.1	1.2	0.6	3.1	4.9
Interest income	-	-	-	-	(0.1)	-	-	(0.1)
Interest on long-term debt	0.1	-	-	0.1	0.1	-	-	0.1
Gain on sale of other assets	-	-	-	-	(1.2)	-	-	(1.2)
Loss (gain) on sale of assets held for sale	4.8	(15.4)	-	(10.6)	-	-	-	-
Other	-	-	-	-	(0.2)	-	-	(0.2)
(Loss) income before income taxes	(0.4)	17.9	(2.1)	15.4	28.0	4.1	(5.6)	26.5
Income taxes (recovery)								
Current	0.1	-	-	0.1	0.9	-	-	0.9
Future	(0.5)	6.1	-	5.6	1.2	1.4	-	2.6
	(0.4)	6.1	-	5.7	2.1	1.4	-	3.5
Income (loss) from discontinued operations	-	11.8	(2.1)	9.7	25.9	2.7	(5.6)	23.0

(In millions of Canadian dollars except share data) (unaudited)

11. Discontinued operations and assets held for sale (continued)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended June 30		For the six-month period ended June 30	
	2004	2003	2004	2003
Operating activities	0.9	14.5	6.1	31.4
Investing activities	-	0.5	(1.8)	0.1
Financing activities	(0.9)	(0.9)	(1.7)	(1.6)
Foreign exchange gain (loss) on cash held in foreign currencies	-	(1.4)	0.1	(2.2)
Cash flows from discontinued operations	-	12.7	2.7	27.7

The assets and liabilities have been segregated in the accompanying interim consolidated balance sheets and are reported as current and long-term "Assets held for sale" and current and long-term "Liabilities related to assets held for sale".

The assets and related liabilities held for sale were as follows:

	As at June 30 2004	As at December 31 2003
ASSETS		
Current		
Cash and cash equivalents	-	8.8
Accounts receivable	-	28.5
Future income taxes	-	36.6
Fixed assets	-	14.0
Intangible assets	12.1	17.9
Goodwill	-	154.7
Other current assets	-	52.1
Less: write-down related to assets held for sale	-	(26.8)
	12.1	285.8
LIABILITIES		
Current		
Accounts payable and accrued liabilities	-	6.4
Deferred revenue	-	0.8
Current portion of long-term debt	-	0.5
	-	7.7
SHAREHOLDERS' EQUITY		
Capital Stock (a)	-	10.1
	-	10.1

(a) As a result of the Company's sale of its US Health Operations, the final instalment of $10.1 million payable in June 2004 relating to its acquisition of Associates for HealthCare in June 2001 was no longer an obligation of the Company.

(In millions of Canadian dollars except share data) (unaudited)

12. Acquisitions

WARE Solutions Corporation

On January 15, 2004, the Company acquired all the issued and outstanding shares of WARE Solutions Corporation for cash consideration of $5.0 million. The Company also incurred transaction costs in the amount of $0.3 million in connection with the acquisition, relating mostly to professional fees. WARE Solutions Corporation offers web-based practice management software to health care providers, as well as claims processing and adjudication systems to payor organizations. The transaction was accounted for using the purchase method.

The results of operations of WARE Solutions Corporation have been included in the Company's results since January 15, 2004, the date of acquisition.

The total purchase price of the acquisition was $5.3 million and was preliminarily allocated as follows :

Purchase price allocation	$
Current assets	0.7
Fixed assets	0.1
Current liabilities	(0.3)
Deferred revenues	(0.3)
Long-term liabilities	(1.7)
Allocation of excess of purchase price:	
Acquired technologies	6.8
Cost of acquisition	5.3

The Company expects to finalize the purchase price allocation during 2004.

Gestion InfoPharm Inc.

On March 19, 2004, the Company acquired all the issued and outstanding shares of Gestion InfoPharm Inc. for cash consideration of $12.4 million and a holdback of $1.5 million payable in March 2005. The Company also incurred transaction costs in the amount of $0.5 million in connection with the acquisition, relating mostly to professional fees. Gestion InfoPharm specializes in the design, development and marketing of dispensary and point-of-sales software solutions customized for pharmacies. The transaction was accounted for using the purchase method.

The results of operations of Gestion InfoPharm have been included in the Company's results since March 19, 2004, the date of acquisition.

The total purchase price of the acquisition was $14.4 million and was preliminarily allocated as follows:

Purchase price allocation	$
Current assets	3.5
Fixed assets	1.8
Intangible assets	0.3
Current liabilities	(1.2)
Deferred revenue	(1.6)
Long-term liabilities	(1.1)
Allocation of excess of purchase price:	
Customer relationship	6.5
Goodwill	6.2
Cost of acquisition	14.4

The Company expects to finalize the purchase price allocation during 2004.

(In millions of Canadian dollars except share data) (unaudited)

12. Acquisitions (continued)

Tri-Comp Systems Ltd.

On March 22, 2004, the Company acquired all the issued and outstanding shares of Tri-Comp Systems Ltd. for cash consideration of $4.5 million. The Company also incurred transaction costs in the amount of $0.4 million in connection with the acquisition, relating mostly to professional fees. Tri-Comp Systems provides management software and point of sale systems to pharmacies. The transaction was accounted for using the purchase method.

The results of operations of Tri-Comp Systems have been included in the Company's results since March 1, 2004, the effective date of the acquisition.

The total purchase price of the acquisition was $4.9 million and was preliminarily allocated as follows:

Purchase price allocation	$
Current assets	1.2
Fixed assets	0.1
Intangible assets	0.6
Current liabilities	(0.6)
Deferred revenue	(0.5)
Long-term liabilities	(0.3)
Allocation of excess of purchase price	
Customer relationship	1.6
Goodwill	2.8
Cost of acquisition	4.9

The Company expects to finalize the purchase price allocation during 2004.

13. Restructuring and other charges

In December 2003, the Board of Directors approved the Company's plan to sell its US Health operations. As a result of this approval, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax charge of $38.2 million for the year ended December 31, 2003. The charge included cash restructuring charges totalling $22.1 million for employee severance and other employee costs, and asset write-downs totalling $16.1 million. During the three-month period ended March 31, 2004 the Company completed the sale of its US Health operations and consequently experienced delays in executing the restructuring program developed in 2003. As a result, the Company reduced the restructuring charge relating to employee severance and other employee related costs by $6.3 million for the three-month period ended March 31, 2004. During the current period the Company continued the execution of its restructuring program and recorded $2.4 million related to employee severance and other related costs.

The balance of the restructuring provision as at December 31, 2003 was $20.8 million. During the first quarter of 2004 the Company reduced the restructuring charge by $6.3 million and disbursed $3.6 million relating to employee severance and other employee costs. During the current period the Company increased the restructuring charge by $2.4 million and disbursed $5.8 million relating to employee severance and other employee costs. As at June 30, 2004, the unpaid restructuring payable balance was $7.5 million and is included in accounts payable and accrued liabilities.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2004

(In millions of Canadian dollars except share data) (unaudited)

14. Equity components

The stated capital stock as at June 30, 2004 is detailed as follows:

	Number of shares	Issued and fully paid $	Not issued and not fully paid $	Options issued as part of acquisition $	TOTAL $
Balance at January 1, 2004	103,216,870	1,533.0	11.6	2.1	1,546.7
Issue of common shares (a)	19,067	-	-	-	-
Issue of common shares (b)	118,356	0.7	-	-	0.7
Issue of common shares (c)	-	-	(11.6)	-	(11.6)
Special cash distribution (d)	-	(150.0)	-	-	(150.0)
Reduction of stated capital (e)	-	(1,210.0)	-	-	(1,210.0)
Impact of the exercise of options issued as part of the acquisition of BCE Emergis Technologies	-	1.6	-	(2.1)	(0.5)
Balance at June 30, 2004	103,354,293	175.3	-	-	175.3

Contributed surplus	$
Balance at January 1, 2004	76.8
Amount related to the AHC acquisition (c)	1.5
Reduction of stated capital (e)	1,210.0
Amount related to stock based compensation (f)	0.4
Impact of the exercise of options issued as part of the acquisition of BCE Emergis Technologies	0.5
Balance at June 30, 2004	1,289.2

(a) 19,067 stock options were exercised to purchase 19,067 common shares for cash consideration of $14 thousand.

(b) 118,356 treasury common shares were issued to the Company's employees as part of an employee share purchase plan.

(c) In the first quarter the Company paid US$0.8 million ($1.1 million) representing the final payment of the third instalment and extinguished the remaining amount payable of $10.1 million under the fourth instalment of the acquisition of Associates for HealthCare of June 2001 as this was no longer an obligation of the Company following the sale of the US Health operations. An amount of $1.5 million representing the differential between the current share value and the estimated share value at June 28, 2001 was attributed to contributed surplus.

(d) On June 30, 2004 the Company paid a special cash distribution of $150 million, representing a reduction in the stated capital of common shares, to shareholders of record on June 25, 2004.

(e) On June 30, 2004, the Company also completed a second reduction of the stated capital of common shares in the amount of $1.21 billion. This amount was attributed to contributed surplus.

(f) During the year the Company expensed $0.4 million relating to stock options (note 2). This amount was attributed to contributed surplus.

(In millions of Canadian dollars except share data) (unaudited)

14. Equity components (continued)

Stock option plans	Options
Stock option plans for common shares at prices ranging from $0.44 to $117.00 per share and expiry dates up to 2011	4,215,404

Warrants:
From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

The following table summarizes warrant activity:

	Number of warrants outstanding (1)	Number of warrants exercisable (1)	Exercise price of warrants exercisable ($)
Outstanding – January 1, 2004 and June 30, 2004	650,000	300,000	47.24

(1) Warrants are convertible into common shares of the Company on a 1:1 basis.

The non-exercised warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at that time. The warrants expire on December 31, 2006. No amount has been recorded in the financial statements as a result of these arrangements.

(In millions of Canadian dollars except share data) (unaudited)

15. Operating segment information

In December 2003, the Board of Directors approved the Company's plan to sell its US Health operations. Additionally, in June 2004 and July 2004, the Company completed the sale of its eSecurity and webdoxs operations, respectively. Accordingly, the Company has classified the US Health, eSecurity, and webdoxs operations as discontinued operations. The US Health operations were originally part of the eHealth segment and the eSecurity and webdoxs operations were originally part of the eFinance segment.

Additionally, as of January 1, 2004 the Company modified its corporate structure to separately disclose non-core operations which were originally included in the eFinance and eHealth segments. The non-core operations include the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 and subsequently terminated in June 2004, as well as other non-core and exited products. The Company has restated comparative results to reflect this change.

The following table shows the activities of each of the segments excluding the US Health, eSecurity, and webdoxs operations:

For the three-month period ended June 30 ($)

	eFinance segment		eHealth segment		Non-core segment		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	26.5	31.6	17.7	14.8	18.3	28.2	-	-	62.5	74.6
Direct costs	4.5	7.3	3.9	3.5	8.0	11.0	-	-	16.4	21.8
Gross margin	22.0	24.3	13.8	11.3	10.3	17.2	-	-	46.1	52.8
***EBITDA* (1)**	9.8	(2.9)	3.1	1.3	7.0	4.2	(2.4)	-	17.5	2.6
Goodwill as at June 30	15.4	15.6	32.7	23.7	-	-	-	-	48.1	39.3

For the six-month period ended June 30 ($)

	eFinance segment		eHealth segment		Non-core segment		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	52.9	59.9	32.1	28.7	39.6	57.8	-	-	124.6	146.4
Direct costs	8.8	12.5	7.3	7.5	15.9	22.4	-	-	32.0	42.4
Gross margin	44.1	47.4	24.8	21.2	23.7	35.4	-	-	92.6	104.0
***EBITDA* (1)**	4.0	(8.1)	4.7	3.0	11.4	9.2	3.9	-	24.0	4.1
Goodwill as at June 30	15.4	15.6	32.7	23.7	-	-	-	-	48.1	39.3

(1) The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as earnings before depreciation, amortization of intangible assets, interest, loss or gain on foreign exchange, other income and expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under noted items" in the financial statements.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's business units share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by business unit. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

(In millions of Canadian dollars except share data) (unaudited)

15. Operating segment information (continued)

Geographic information

The following table sets out certain geographical information relative to the Company excluding the US Health, eSecurity, and webdoxs operations:

	For the three-month period ended June 30		For the six-month period ended June 30	
Revenue ($)	**2004**	**2003**	**2004**	**2003**
Canada	52.0	60.5	102.7	120.9
United States	10.5	14.1	21.9	25.5
Total	**62.5**	**74.6**	**124.6**	**146.4**

16. Related party information

On June 16, 2004 BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer related parties to the Company. The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties:

	For the three-month period ended June 30 $		For the six-month period ended June 30 $	
	2004	**2003**	**2004**	**2003**
Revenue [a]	9.1	25.6	25.9	50.0
Direct costs	9.1	16.7	22.4	33.3
Expenses	7.0	13.9	18.3	28.3
Interest income	2.6	4.2	6.4	7.3

[a] Includes services for resale to third parties and for internal use.

As part of the extended exclusive distribution agreement signed in 2001 with Bell Canada and subsequently terminated in June 2004, the Company derives revenue from Bell Canada (included in the related party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related party amount). Included in related party revenue is the amount derived directly from Bell Canada in the amount of $1.9 million ($12.8 million) and $7.6 million ($24.4 million) for the three and six-month periods ended June 30, 2004 (2003), respectively. Under the distribution agreement the amount derived from other customers with Bell Canada acting as a distribution agent is $9.9 million ($12.3 million) and $24.3 ($26.5 million) for the three and six-month periods ended June 30, 2004 (2003) and are excluded from the related party amount.

Included in direct costs and expenses is $9.7 million ($20.9 million) and $26.4 million ($42.5 million) for the three and six-month periods ended June 30, 2004 (2003) related to the extended service agreement signed with BCE Nexxia in 2001 and subsequently terminated in June 2004, which includes costs related to the agency revenue.

(In millions of Canadian dollars except share data) (unaudited)

16. Related party information (continued)

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group4 as a related party:

	As at June 30, 2004	As at December 31, 2003
Accounts receivable	-	10.1
Other current assets	-	16.0
Accounts payable and accrued liabilities	-	58.5
Deferred revenue	-	5.0

Tax loss monetization structure

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded interest income of $8.7 million ($13.9 million) and $21.7 million ($24.1 million) for the three and six-month periods ended June 30, 2004 (2003). The Company also incurred interest expense of $6.2 million ($9.7 million) and $15.4 million ($16.8 million) for the three and six-month periods ended June 30, 2004 (2003). For income tax purposes, the $8.7 million ($13.9 million) and $21.7 million ($24.1 million) in interest income for the three and six-month periods ended June 30, 2004 (2003) increase the taxable income of the Company and accelerate the use of the Company's tax attributes resulting in $3.0 million ($4.3 million) and $7.5 million ($7.4 million) reductions in future income tax assets in Canada for the three and six-month periods ended June 30, 2004 (2003), respectively.

The net interest amounts of $2.5 million ($4.2 million) and $6.3 ($7.3 million) for the three and six-month periods ended June 30, 2004 (2003) have been recorded as interest income.

The capital arrangements associated with the tax structure were initiated by the Company with a temporary loan of $1.0 billion from its banker. The funds were then advanced to Bell Canada through a subordinated demand loan bearing interest at a rate of 5.235% since January 1, 2004. The loan was unsecured and subordinated, was payable on demand and was repayable at any time.

A wholly owned subsidiary of the Company had issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares were non-voting, cumulative, redeemable and retractable at any time. The dividend rate was 3.697% per annum since January 1, 2004. The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares were reset at the beginning of each year. The wholly owned subsidiary had loaned the preferred share issue proceeds of $1.0 billion to its parent company, on an interest-free basis. This loan was payable on demand and was repayable at any time. The Company then repaid the temporary loan of $1.0 billion to its banker. Either party was entitled to terminate these agreements at any time. In addition, the arrangement was to be terminated in the event BCE was no longer the controlling shareholder of the Company. This arrangement was, therefore, terminated on May 31, 2004 as a result of BCE's decision to sell their ownership interest in the Company.

The Company had the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada. This arrangement was terminated through the exercise of legal rights of offset on May 31, 2004. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares have been presented on a net basis.

(In millions of Canadian dollars except share data) (unaudited)

17. Income taxes

During the current period the Company recorded a valuation allowance of $56.0 million against the future income tax assets of its continuing Canadian operations. This valuation allowance was required due to the Company's assessment that the future income tax assets are no longer "more likely than not" to be realized given the uncertainty surrounding the Company's ability to generate sufficient taxable income after the termination of the tax loss monetization arrangement between the Company and Bell Canada on May 31, 2004.

18. Government assistance

During the period the Company became eligible to receive a retroactive tax credit in the amount of $1.8 million from Investissement Québec representing the period of June 27, 2003 to June 30, 2004. This credit is with respect to the relocation of the Company's corporate head office to the Carrefour de la Nouvelle Technologie in Longueuil, Quebec. This credit reduces salaries for full-time employees performing specified, qualifying activities. This amount has been recorded as a reduction in research and development expenses in the statement of earnings and has been classified under other current assets on the balance sheet.

19. Derivative financial instruments

The Company periodically uses derivative instruments to manage its exposure to foreign currency risk. The Company does not use derivative instruments for speculative purposes. The Company does not trade actively in derivative instruments, and therefore, is not exposed to any significant liquidity risks relating to them.

The following derivative instruments were outstanding at June 30, 2004

- currency forward contracts relating mainly to a net investment in a foreign subsidiary

At June 30, 2004, principal amounts to be received under currency contracts are $268.5 million, whereas principal amounts to be paid under these contracts are US$200.0 million.

The carrying value of all financial instruments approximates fair value other than the financial instrument related to the options held in a public company by our former U.S. Health subsidiary which are carried at a cost of approximately $10.0 million and for which the fair value currently is non-determinable.

20. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of an indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services and licenses.

These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property rights infringement, valuation differences, claims that may arise while providing services, or as a result of third party claims that may be suffered by the counterparties.

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for the resolution of contingent liabilities of the disposed businesses or assets or the reassessment of prior tax filings of the corporations carrying on the business. The term and amount of such indemnifications will generally be limited by the agreement. The maximum potential exposure, under these guarantees represented a cumulative amount of approximately $203.0 million as at June 30, 2004, except for guarantees relating to tax liabilities and certain other representations for which there is no maximum amount. However, based on the Company's risk assessment, the Company believes that any potential payment should not be significant.

In the context of the sale of services and licenses, the Company typically agrees to compensate the counterparty for costs incurred as a result of third party claims or damages that may be suffered by the counterparty as a consequence of breach of the agreement. The term of these indemnification agreements vary depending upon the agreement. The nature of such indemnification agreements prevent the Company from making a reasonable estimate of the maximum potential amounts that the Company could be required to pay to the counterparties. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnification agreements.

21. Subsequent event

On July 7, 2004 the Company sold its webdoxs operations for a total consideration of $14.5 million. This disposition will be recorded in the third quarter of 2004.

BCE Emergis

July 28, 2004

SEC MAIL PROCESSING
RECEIVED
AUG 2 0 2004
WASH, D.C. 155 SECTION

RE: Form 52-109FT2 - Certification of Interim Filings during Transition Period ("Bare certificate") for BCE Emergis Inc.

To Whom It May Concern:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *BCE Emergis Inc.* for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) Tony Gaffney

Tony Gaffney
President and Chief Executive Officer

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3

BCE Emergis

July 28, 2004

RE: Form 52-109FT2 - Certification of Interim Filings during Transition Period ("Bare certificate") for BCE Emergis Inc.

To Whom It May Concern:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *BCE Emergis Inc.* for the interim period ending June 30,2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) John Valentini

John Valentini
Chief Financial Officer

BCE Emergis Inc.
Suite 2200
1155 René-Lévesque Blvd. West
Montréal, Québec H3B 4T3

Telephone: (514) 868-2200
Facsimile: (514) 868-2230